Exhibit 99.1

BENITEC BIOPHARMA LIMITED

Annual Report 2017

Contents

Directors Report	1
Corporate governance	26
Auditor’s independence declaration	27
Statement of profit or loss and other comprehensive income	28
Statement of financial position	29
Statement of changes in equity	30
Statement of cash flow	31
Notes to the financial statements	32
Directors’ declaration	57
Independent auditor’s report to the members of Benitec Biopharma Limited	58
Corporate directory	62
Shareholder information	63

General information

The financial statements cover Benitec Biopharma Limited as a Group consisting of Benitec Biopharma Limited and the entities it controlled at the end of, or during, the year. The financial statements are presented in Australian dollars, which is Benitec Biopharma Limited’s functional and presentation currency.

Benitec Biopharma Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Benitec Biopharma Limited shares are listed on the Australian Securities Exchange in Australia (ASX: BLT) it is also listed on the NASDAQ Global Select Market in United States (NASDAQ: BNTC; NASDAQ: BNTCW).

Its registered office and principal place of business is:

Suite 1201, 99 Mount Street

North Sydney NSW 2060

A description of the nature of the Group’s operations and its principal activities are included in the Directors’ report, which is not part of the financial statements.

The financial statements were authorised for issue, in accordance with a resolution of directors, on August 29, 2017. The directors have the power to amend and reissue the financial statements.

Chairman’s and CEO’s Letter

Dear Shareholder

We are pleased to present Benitec Biopharma’s Annual Report for the 2017 financial year.

Over the past few years we have been focused on building a broad scientific pipeline of innovative therapeutics by harnessing the power of DNA-directed RNA interference (or ddRNAi). This unique platform technology combines gene therapy and gene silencing to change treatment paradigms of human disease. We are translating our science into measurable clinical outcomes which we are hopeful will result in significant patient benefit and commercial value for Benitec. 2017 has led us to the inflection point which we are now at, as we transition to becoming a clinical stage company once again.

Reflecting on 2017, there were some key achievements that have defined our path to value creation. We note some of these were:

•	Nant Capital made a strategic investment in Benitec and brought in Phase II oncology clinical asset

•	The European Union granted orphan drug designation for oculopharyngeal muscular dystrophy (OPMD)

•	Initial OPMD ’silence and replace’ preclinical data was published in Nature Communications

•	Proof of concept established for our ocular delivery of gene therapy

•	Pivotal preclinical efficacy data with BB-103 in hepatitis B

•	Pre-IND meeting with US FDA informed a clear and expeditious path to the clinic for our hepatitis B asset

•	Australian R&D grant income of A$10.5m for 2016-2017 fiscal year

One of our prominent programs, BB-401 the antisense EGFR asset for head and neck squamous cell carcinoma, is scheduled to enter the clinic in a Phase 2 human study in the first quarter of calendar year 2018. EGFR is overexpressed in up to 90% of these types of lesions and BB-401 performed well in previous early stage clinical studies in patients with forms of the disease that was refractory to existing therapies. Manufacturing of the clinical supplies to support the Phase 2 trial commenced in May of this year and we have been working with a team of oncology key opinion leaders from the US, UK and Australia to review this prior clinical trial data and assist in designing a robust Phase 2 clinical study.

Our second leading program, OPMD, is planned for clinic entry in the second half of calendar year 2018. OPMD is a rare progressive, muscle-wasting disease caused by mutation in the poly(A)-binding protein nuclear 1 gene, that is characterised by eyelid drooping, swallowing difficulties, and proximal limb weakness. There are currently no approved drugs for OPMD. Earlier in the year, we and our collaborators published preclinical data in the journal Nature Communications, which showed the utility of the ’silence and replace’ based approach. It clearly demonstrated that the treatment could correct several phenotypes of the disease including significantly reducing the levels of fibrosis and intranuclear inclusions, the latter of which is the hallmark of the disease. It also showed muscle strength restoring back to normal levels in an animal model of the disease. More recently, we released news of a significantly improved construct for OPMD, through the development of our innovative single vector system to both silence and replace the OPMD disease-causing gene. We have demonstrated that this single ’silence and replace’ vector system (termed BB-301) can restore muscular function in a preclinical mouse model that replicates this debilitating disease. Looking forward we anticipate meeting with the regulatory agencies in Canada, US as well as in Europe to discuss the planned IND-enabling studies and clinical development plan. We have engaged some of the world’s foremost clinicians and specialists in dysphagia to help develop the clinical platform and to advance BB-301 into the clinic as expeditiously as possible.

We want to take this opportunity to thank our dedicated team who have served with distinction and thank our shareholders for their ongoing support. We remain committed to developing our ddRNAi technology, a novel combination of gene therapy and gene silencing, to change treatment paradigms of human disease. We look forward to an exciting year ahead and to becoming a multi-stage clinical company by the end of calendar year 2018.

/s/ Peter Francis	/s/ Greg West

Peter Francis	Greg West

Chairman	Chief Executive Officer

BENITEC BIOPHARMA LIMITED

Directors’ Report

for the year ended June 30, 2017

The directors present their report, together with the financial statements, on the consolidated entity (referred to hereafter as the ‘Group’) consisting of Benitec Biopharma Limited (referred to hereafter as the ‘Company’ or ‘parent entity’) and the entities it controlled at the end of, or during, the year ended 30 June 2017.

Directors

The following persons were directors of the Company during the whole of the period and up to the date of this report, unless otherwise noted:

Mr Peter Francis (Chairman)

Mr Kevin Buchi

Dr John Chiplin

Ms Megan Boston (appointed on August 16, 2016)

Dr Jerel A Banks (appointed on October 26, 2016)

Mr Iain Ross (retired September 30, 2016)

Principal activities

During the financial year the principal continuing activities of the Group consisted of development of the Group’s therapeutic pipeline and pre-clinical programs, funding, and protecting and building the IP estate.

The Group has a pipeline of in-house and partnered therapeutic programs based on its patented gene-silencing technology, ddRNAi. It is developing treatments for chronic and life-threatening human conditions such as oculopharyngeal muscular dystrophy, oncology, wet age-related macular degeneration, and hepatitis B based on this technology. In addition, the Group has licensed its ddRNAi technology to other biopharmaceutical companies who are progressing their programs towards the clinic for applications including HIV/AIDS, retinitis pigmentosa, cancer immunotherapy, Huntington’s disease, and intractable neuropathic pain.

Dividends

There were no dividends paid, recommended or declared during the current or previous financial year.

Result

The loss for the Group after providing for income tax amounted to $5.690m (30 June 2016: $24.778m). The $19.088m reduction in loss is explained by:

•	Increase in R&D Grant income of $6.917m: Grant income for the year was $10.507m. This was comprised of a $6.274m grant received during the year for the 12 months ended 30 June 2016 and $4.233m relating to the inclusion of an estimation of the Grant income for the year end June 30, 2017. In the current reporting period, additional detailed reporting systems were implemented to allow a reliable estimate to be made of the grant income that is expected to be received for the current period, hence grant income for the current reporting period has been taken to account. In the previous corresponding period, the only Grant income taken to account was $3.590m for the period ending June 30, 2015, which is the time at which the Grant income was able to be reliably estimated.

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Results continued

•	Reduction in R&D development cost of $6.362m: R and D expenditure was reduced from the previous year, largely due to inclusion in the previous year of $2.5m expenditure relating to the acquisition of full rights of a preclinical hepatitis B program from its collaborator, Biomics Biotechnologies. The current year also showed the effect of reduced expenditure on the cancelled hepatitis C program and non-small cell lung cancer program.
•	Employee and share based expenses reduced by $2.628m: Due to management restructure and fewer employee options being issued.
•	IPO cost of $1.191m in prior period
•	Write off of $1.800m clinical trial prepayment in prior period

Cash flows

As at June 30, 2017, the Company had cash on hand of $17.375m. This was a decrease of $0.855m from June 30, 2016.This was due to:

•	Capital Raisings: During the year, the Company raised $7.9m in two placements

a)       On October 24, 2016, the Company entered into a strategic engagement with Nant Capital, LLC. The strategic engagement included a scientific collaboration in clinical programs and an immediate private placement to Nant Capital LLC of 29,305,819 ordinary shares in the Company, representing approximately 19.9% of the company’s outstanding issued capital (for a post-issue holding of approximately 16.7%). The shares were priced at $0.0895 per share, representing the 7-day volume weighted average price of the ordinary shares on the ASX prior to the execution of a share purchase subscription agreement.

b) On March 13, 2017, an additional 29,305,819 fully paid ordinary shares were issued to Nant Capital LLC at A$0.1859 per share, raising A$5.45 million for the Company. As a result of this placement Nant Capital LLC now holds 28.57% of the issued capital.

•	Operating Cash Outflow: Operating cash outflow was $8.304m comprising expenditure of $15.896m offset by government R&D grant received of $6.226m and other cash receipts of $1.366m.

Review of Operations

The Company is developing a proprietary therapeutic technology platform that combines RNA interference with gene therapy for the goal of providing sustained long-lasting silencing of disease-causing genes from a single administration.

The Company is using this technology, called DNA-directed RNA interference, or ddRNAi, to develop a pipeline of product candidates in several chronic and life-threatening human disease areas, such as oculopharyngeal muscular dystrophy (‘OPMD’), head and neck squamous cell carcinoma (HNSCC), age-related macular degeneration (‘AMD’) and hepatitis B (‘HBV’). By combining the specificity and gene silencing effect of RNA interference with gene therapy, ddRNAi has the potential to produce long-lasting silencing of disease-causing genes from a single administration, which could eliminate the requirement for patient compliance to take regular doses of medicine for long-term management of their disease.

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The Company’s objective is to become the leader in discovering, developing, clinically validating and commercializing ddRNAi-based therapeutics for a range of human diseases with high unmet clinical need or large patient populations and, as a result, provide a better life for patients with these diseases. The Company’s strategy to accomplish this goal is to:

•	Continue the scientific development of its existing pipeline programs.
o	The Company will continue its preclinical research efforts for its ddRNAi therapeutics targeted to treat patient impacted by OPMD, HNSCC, AMD and HBV. The Company is also finalizing the Phase 2 clinical plans for BB-401, its anti-sense EGFR therapeutic candidate for the treatment of patients with HNSCC. By the end of calendar 2018 the Company expects to be in the clinic for HNSCC and OPMD.
o	The Company will continue to advance programs in core disease areas to the appropriate proof of concept stage before it may seek partnering activities for each program to co-develop an asset with pharmaceutical companies. Where appropriate it will seek to progress programs through to commercialization itself. For example, its pipeline program to treat an orphan indication, OPMD, is seen as a candidate for this latter approach, and in January 2017, the European Commission granted Orphan Drug Designation for BB-301 as an orphan medicinal product for the treatment of OPMD.

•	Prioritise the future development of its ddRNAi technology by identifying new diseases and ddRNAi strategies with a high probability of commercial success and value to shareholders.
o	Each of the Company’s key pipeline indications are directed towards diseases with high unmet medical need or large patient populations. The Company believes there is a strong rationale for treating these diseases and other diseases that have well-characterized gene targets that can be silenced, thus preventing the disease-causing gene from being expressed.
o	In addition to progressing its pipeline of product candidates, the Company will further develop and improve its ddRNAi platform technology and its associated intellectual property through in-house development and in-licensing of complementary technologies. One such example is its relationship with 4D Molecular Therapeutics LLC (4DMT). Under the collaboration with 4DMT the Company has identified novel AAV capsids that might deliver its ddRNAi constructs to the retinal cells from an intravitreal injection to treat human ocular diseases.

•	Establish co-development agreements with other companies using its scientific capability and IP platform.
o	The adaptability of the Company’s platform also presents an opportunity for it to selectively form collaborations to expand its capabilities and product offerings into a range of diseases and potentially to more broadly accelerate the development and commercialization of ddRNAi therapeutics.

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Company Pipeline

The following tables set forth the Company’s product candidates and their development status.

As of June 30 2017, the Company has four key pipeline programs in development. Highlights of progress over the previous year include:

(1)	Oculopharyngeal Muscular Dystrophy (OPMD):

The Company is developing BB-301, a single administration ddRNAi-based gene therapy to correct the gene defect which causes the disease and to address many of the limitations of therapeutic approaches currently available and those in development for OPMD.

OPMD is an autosomal-dominant inherited, slow-progressing, late-onset degenerative muscle disorder that usually starts in patients during their 40s or 50s. The disease is manifested by progressive swallowing difficulties (dysphagia) and eyelid drooping (ptosis). OPMD is caused by a specific mutation in the poly(A)-binding protein nuclear 1, or PABPN1, gene. OPMD is a rare disease and has been reported in at least 33 countries. Patients suffering with OPMD are well identified and are geographically clustered, which we believe should simplify clinical development and in house commercialisation.

BB-301 is a monotherapy delivered using an AAV vector and is designed to silence the expression of the mutant PABPN1 gene in esophageal muscle cells of OPMD patients while simultaneously introducing a silencing-resistant normal form of the gene. We believe OPMD is well suited for this “silence and replace” approach since the genetic mutation is well characterized and the target tissue is relatively small. Once validated, we believe a similar approach could be applied to other inherited disorders.

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Key milestones achieved over the last 12 months and next steps include:

o	In December 2016, the Company signed a new Research and Collaboration Agreement with the Royal Holloway University of London (RHUL) and the Institut de Myologie (IM) in Paris to support the key in vivo studies with BB-301 for the treatment of OPMD.
o	In January 2017, the Company obtained an Orphan Drug Designation from the European Medicines Agency (EMA) for one if its lead clinical candidate for the treatment of OPMD. This designation signifies that there is an unmet medical need for OPMD patients and provides a number of incentives to facilitate the clinical development of our innovative gene therapy approach.
o	In April 2017, the Company announced that the initial pre-clinical efficacy results from its OPMD collaboration with RHUL and IM have been published in Nature Communications. The key results from these studies demonstrate that a DNA directed RNA interference (ddRNAi) approach to ’silence and replace’ the mutant PABPN1 protein, results in the correction of the muscular dystrophy and of key clinical features of OPMD including a progressive atrophy and muscle weakness associated with nuclear aggregates of insoluble PABPN1. These data were generated in the A17 mouse model that expresses the mutant PABPN1 gene and mimics most of the features of human OPMD patients.
o	In August 2017, the Company announced it has developed a new single vector system which delivers ddRNAi constructs to both silence and replace the mutant gene associated with OPMD. The single vector system has shown activity consistent with the dual vector system where the silence and replace are delivered in separate vectors. Being a single product simplifies the regulatory process and reduce the complexity of the clinical strategy for BB-301. The Company considers this a significant advancement not only for the OPMD program, but also in the potential treatment of other orphan diseases.
o	The Company plans to advance BB-301 into human clinical trials in the second half of 2018.

(1)	Head and Neck Squamous Cell Carcinoma:

Late in 2016, the Company acquired rights to BB-401 from Nant Capital and is developing BB-401 for the treatment of HNSCC. BB-401 is a DNA plasmid that produces an antisense RNA that targets the EGFR mRNA and prevents its translation into its cognate protein by a mechanism of action best described as post transcriptional gene silencing. EGFR is the cell-surface receptor for members of the epidermal growth factor family (EGF family) of extracellular protein ligands. EGFR is a well validated oncology target and has been shown to be a key driver of the growth of HNSCC lesions with more than 80% of HNSCC lesions exhibiting significantly elevated levels of EGFR versus concentrations found in non-malignant tissues.

Head and neck cancers usually begin in the moist mucosal surfaces inside the head and neck, such as inside the mouth and the throat. According to GlobalData (Head and Neck Squamous Cell Carcinoma – Opportunity Analysis and Forecast to 2024, February 2016), approximately 64,000 new patients will be diagnosed annually in the United States with HNSCC and 50% of the patients are expected to develop recurrent or metastatic disease, with approximately 13,000 annual deaths expected in the United States from HNSCC.

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Head and neck cancers are more than twice as common among men as they are among women. Squamous cell carcinoma of the head and neck accounts for more than 90% of all head and neck cancers, and more than 50% of HNSCC patients present with Stage III or higher disease (locally advanced or metastatic), which has higher potential for progression and recurrence. The relative five-year survival rate for metastatic head and neck cancers is <38%, and can be as low as 4% for recurrent or metastatic Stage IV disease. Total drugs sales in the HNSCC markets in the seven major markets (United States, France, Germany, Italy, Spain, United Kingdom and Japan) will increase from $386 million in 2014 to $1.53 billion in 2024, at a Compound Annual Growth Rate (CAGR) of 14.8%.

Key milestones achieved over the last 12 months and next steps include:

o	Prior to the Company’s relationship with Nant Capital, clinical studies were completed by University of Pittsburgh as well as the University of Texas Health Sciences Center that explored the anti-tumor efficacy of BB-401 in recurrent and metastatic patients with advanced HNSCC.
o	The first Phase I study involved 17 patients with lesions that were unresponsive to standard anti-cancer therapies. In this study, BB-401 (referred to as EGFR-AS) was administered to target malignant lesions once per week for four weeks. Key findings of this study included:
o	Reductions in the sizes of injected malignant lesions:
•	Five of the patients experienced an objective response which provides for an objective response rate of 29%. Two subjects experienced a 100% reduction in size by RECIST and three patients had partial responses with a reduction of >30% by RECIST.
•	An additional two patients had reductions between 19% and 29% of the original size.
•	Thus seven patients, or 41%, reported a halt in disease progression.
o	The mean duration of anti-tumor response was 6.5 months.
o	No grade 3 or grade 4 dose-limiting toxicities were noted in the Phase I study.
o	A second Phase I study of six patients evaluated the potential for BB-401 to improve the efficacy of an existing multi-agent anti-cancer treatment regimen comprised of cetuximab along with intensity-modulated radiotherapy, which has been approved for treatment of locally or regionally advanced HNSCC. The combination of cetuximab with radiation therapy has a demonstrated ORR of 74%. Reductions of 29% more were noted in five of six patients treated with BB-401 in combination with radiation therapy and cetuximab resulting in an ORR of 83%. We intend to further investigate the activity of single-agent BB-401 and to determine to the best position for BB-401 in current HNSCC therapy.
o	The Company’s immediate focus for BB-401 is on initiating a phase 2 clinical study early in calendar year 2018.
o	In parallel to returning BB-401 to the clinic, the scientific team at the Company is using its ddRNAi proprietary technology to develop BB-501 which will be able to silence the expression of EGFR and EGFR variant III. The clinical data obtained from BB-401 study will be used to inform the development pathway for BB-501. The hypothesis is that if we can silence EGFR, which has been shown to be drivers of lesion growth in HNSCC, then the lesions should shrink or be eradicated completely. The Company has completed the selection and optimisation of the shRNAs and have already moved into mouse xenograft models to test for in vivo efficacy. The Company anticipates that BB-501 may be clinic ready in calendar 2019.

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(2)	Age-related macular degeneration (AMD):

The Company is developing a ddRNAi-based therapy for the treatment of wet AMD, which is designated BB-201. The ddRNAi construct in BB-201 expresses three independent shRNAs designed to inhibit the expression of genes that encode for VEGF-a, VEGF-b and PGF.

The delivery vector for BB- 201 is comprised of a novel AAV capsid that has been developed in collaboration with 4DMT and is designed to deliver ddRNAi constructs to the retina using a direct intravitreal injection. The aim of this program is to develop a therapeutic that provides long-term treatment of AMD from a single intravitreal injection. We believe this could replace the need for regular subretinal injections of protein based therapeutics into the eye, which is the current standard of care.

AMD is one condition that leads to the deterioration of the eye’s macula. The macula is a small area in the retina that is responsible for central vision. AMD is the leading cause of blindness and visual impairment in older adults, often involving blood vessel overgrowth and damage to the retina resulting in the loss of vision in the central visual field. The vascular endothelial growth factor, or VEGF-a, is responsible for stimulating the new blood vessel growth. The disease occurs in two forms, wet and dry. Dry AMD is the most common type of macular degeneration and affects 85% to 90% of the people with AMD. Dry AMD often develops into wet AMD.

Wet AMD is the more advanced type of AMD. In wet AMD, which is also called exudative, or neovascular, AMD, the Bruch’s membrane underlying the retina thickens, then breaks. The oxygen supply to the macula is disrupted and, as a result, new abnormal blood vessels grow through the subretinal membrane towards the macula, often raising the retina. The blood vessels are fragile, and often leak fluids that damage the macula. VEGF-a is a key molecule known to stimulate the new blood vessel growth in wet AMD. Although the wet form of the disease affects only 10% to 15% of those who have AMD, wet AMD accounts for 90% of the severe vision loss caused by macular degeneration.

According to a study published in JAMA Ophthalmology, AMD is the leading cause of irreversible vision loss in the United States, affecting an estimated 1.75 million people. It is estimated that 196 million people will be affected by AMD worldwide by 2020 according to a study published in Lancet Global Health.

Key milestones achieved over the last 12 months and next steps include:

o	In November 2014, the Company entered into a collaboration with 4D Molecular Therapeutics (4DMT) to identify novel AAV capsids, the protein shell that helps deliver our ddRNAi constructs into retinal cells. As a result of this collaboration the Company has been able to demonstrate enhanced transduction of ocular tissues with several novel AAV capsids. Being able to deliver drugs in therapeutically relevant concentrations is a key challenge in drug development. The Company believe these outcomes demonstrate the commercial applicability of having a vector that can transduce the retina following an intravitreal injection. The AMD program is the first program in this space and the Company anticipates being able to build a ddRNAi franchise for other ocular indications, in particular retinal diseases, using these novel viral vectors as a key component in that platform.

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o	The Company has now initiated in vivo proof of concept studies in which these novel capsids will be used to deliver the BB-201 DNA construct that expresses an shRNA designed to silence VEGF-a, VEGF-b and PlGF in a non-human primate model in which AMD has been induced by the treatment of the retina with a laser.

(3)	Hepatitis B – BB-101 and BB-103:

The human hepatitis B virus is a small DNA virus that, according to the WHO, infects up to 240 million people worldwide, resulting in up to 780,000 deaths per year. Infection with HBV occurs in phases ranging from a silent, acute phase that can be resolved by the immune system to a persistent chronic infection requiring life-long therapy. In the case of a chronic HBV infection, the presence of viral proteins, particularly the s-antigen, causes hepatic inflammation leading to liver dysfunction, acute hepatic failure, cirrhosis or hepatocellular carcinoma.

According to GlobalData, a market research firm, the global hepatitis B therapeutics market was worth $2.4 billion in 2014, and is expected to reach a total of $3.0 billion by 2024 at a compound annual growth rate of 2.4% (GlobalData, 2016). The current therapies used as standard of care for HBV consist of antivirals composed of nucleotide and nucleoside analogues, or NUCs, and, less commonly, interferon therapy.

The Company is developing BB-103 to address many of the limitations of therapeutics for HBV currently on the market and those in development. BB-103 is designed to be single administration ddRNAi-based therapies that is delivered using a gene therapy vector that targets the liver and inhibits viral replication and s-antigen production on a long-term basis. The Company believes that combining BB-103 with a nucleoside inhibitor, a class of drugs currently used to treat the HBV in infected individuals, will help spur the patient’s own immune system to produce anti-s-antigen antibodies and eliminate their daily anti-viral treatments to control disease.

Key milestones achieved over the last 12 months and next steps include:

o	In December 2016, the Company released data showing that single administration of either BB-101, BB-102, or BB-103 demonstrated a robust and sustained suppression of HBV in an in vivo model when paired with current standard of care agents used to treat the disease. Having this magnitude of impact on the viral burden in this model of HBV infection gives the Company a high degree of confidence to further progress the lead candidate towards the clinic.
o	In February 2017, at the APASL conference in Shanghai, the Company presented the totality of preclinical data demonstrating that ddRNAi constructs, in combination with standard of care therapies, have the potential to become a new treatment paradigm to meet the significant unmet medical need in this indication.
o	In April 2017, the Company completed a pre-IND submission with the US Food and Drug Administration (FDA) in which the feedback provided from the agency defined a clear and expeditious path towards the clinic.
o	The Company has been working closely with its Key Opinion Leaders and clinicians to finalise the design of the protocol for the BB-103 human study.
o	The Company is seeking partnerships to move the program into the clinic.

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In addition to its in-house development programs, the Company has licensed its ddRNAi technology to companies who are developing therapeutic programs in disease areas that are of its owns pipeline areas.

o	HIV/AIDS: In March 2012, Benitec granted a non-exclusive, royalty-bearing, worldwide license to a U.S. based biotechnology company, Calimmune, Inc. Under the agreement, Calimmune could develop, use and commercialise ddRNAi to silence up to three targets for the treatment or prevention of HIV/AIDS. Calimmune’s approach was developed with core technology from the laboratory of Dr. David Baltimore, a Nobel Laureate in the area of HIV/AIDS, and involves silencing the gene that codes for a receptor protein known as CCR5. Calimmune’s HIV/AIDS treatment is known as Cal-1. In 2013, Calimmune commenced a Phase I/IIa clinical trial of Cal-1. The goal of the trial is to assess the safety of the therapy, to determine the ease of use and feasibility of the approach for HIV/AIDS patients and to evaluate what, if any, side effects there may be. The study is ongoing with data readouts expected in 2017.
o	Cancer Immunotherapy: In August 2013, an exclusive, royalty-bearing, worldwide license was granted to a U.S.-based biotechnology company, Regen Biopharma Inc. to use ddRNAi for silencing expression of indoleamine 2,3—dioxygenase, or IDO, in dendritic cells. Regen is developing a cancer immunotherapy using the licensed technology. IDO is associated with immune-suppression and is overexpressed in some cancers. Regen has reported preclinical evidence that modification of these cells using ddRNAi targeting the silencing of IDO may significantly enhance their efficacy in cancer immunotherapy. Regen’s first treatment, which is for breast cancer, is called dCellVax.
o	Retinitis Pigmentosa: In July 2012, an exclusive, royalty-bearing, worldwide license was granted to Ireland-based biotechnology company, Genable Technologies Limited to use, develop or commercialise RNAi for treatment or prevention of retinitis pigmentosa. Genable’s treatment involves suppression of the mutant and normal genes, and replacement with a normal RHO gene that has been modified to be resistant to ddRNAi gene silencing. Genable has reported that it established proof of concept in an in vivo model of the disease. Genable’s treatment for retinitis pigmentosa, GT308, is named RhoNova. RhoNova™ has been granted Orphan Drug Designation in both the U.S. and Europe in addition to the Advanced Therapy Medicinal Product designation from the European Medicines Agency. In March 2016, Spark Therapeutics acquired Genable Technologies Limited for a combination of cash and common stock. Spark has indicated support for continuing the development of RhoNova™.
o	Huntington’s disease: In December 2012, Benitec granted a non-exclusive, royalty-bearing, worldwide license to a Netherlands-based biotechnology company, uniQure biopharma B.V. to use, develop or commercialise RNAi therapeutics for Huntington’s disease.
o	Intractable Neuropathic Pain: In November 2014, an exclusive, royalty-bearing, worldwide license was granted to a U.S.-based biotechnology company, Circuit Therapeutics, Inc. to use ddRNAi for the development of treatments for and the prevention of pain.

Intellectual property

Benitec manages a substantial portfolio of patents relating to the ddRNAi platform technology, improvements to this technology and its pipeline programs. The Company continues to hold a dominant position in the field of expressed RNAi and it defends its position in this space. With the limited patent term remaining on the platform patents licensed from CSIRO, Benitec’s focus has increasingly been on establishing patent protection for its pipeline and products in development with the aim of securing competitive and commercially relevant intellectual property position for each of its programs.

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Commercialisation

The Company evaluates and, when appropriate, enters into collaborations to expand its capabilities and product offerings into a range of diseases and potentially to more broadly accelerate the development and commercialisation of ddRNAi therapeutics.

Therapeutic product partnering/out-licensing to pharmaceutical partners:

o	The Company utilises its in-house research and development resources to discover, evaluate (in preclinical and clinical studies), a range of novel ddRNAi therapeutics. The Company is currently focused on several therapeutic areas – oncology, infectious disease, ocular disease, and orphan indications associated with rare genetic mutations.
o	The Company may seek to partner these therapeutic programs with leading pharmaceutical partners in the relevant disease areas as they reach key pre-clinical or clinical development milestones. R&D collaborations and with pharmaceutical partners and specialised biotechs;
o	The Company has unique expertise in developing ddRNAi therapeutics utilising a range of viral vectors, including novel viral vectors for ocular disease, as well as evaluating non-viral delivery platforms. This expertise, combined with internal capabilities for process development and small scale manufacturing is a powerful drug discovery/development platform.
o	The Company is therefore ideally placed to become the partner of choice for pharmaceutical companies looking to enter the field of non-viral and viral vector-based gene therapy and gene silencing therapeutics as a differentiated approach to disease targets. Such partnerships may include de novo discovery and development designed to silence (and replace if required) the partner’s chosen protein target(s) within a single therapeutic to provide; a) more effective drug targeting, b) “in-situ” therapeutic expression, and c) potent “single administration” multi-target therapies. Business development activities based on proactive engagement with biotechnology and pharmaceutical companies remains a major focus for the Company, primarily in the following areas:

o	Partnering pipeline programs by co-development or licensing to other biotechnology and pharmaceutical companies;
o	Collaborating with biotechnology and pharmaceutical companies on nominated targets using Benitec’s ddRNAi technology; and
o	Licensing ddRNAi to commercial users of the technology.

The Company continues to generate strong interest from a number of potential partners with a particular focus on hepatitis B, AMD and the ddRNAi platform.

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Significant changes in the state of affairs

During the year the Company had the following significant changes in the state of affairs:

Restructuring of Senior Executive team

Benitec announced a restructure of its executive team with appointment of Mr Greg West as permanent CEO.

Dr Cliff Holloway as Chief Business and Operating Officer, and Mr Bryan Dulhunty as Chief Financial Officer. The changes signify an important new era for the Company and strengthens its core capabilities with their combined expertise in global biotechnology and biopharmaceutical sectors. Benitec remains committed to its articulated strategy to develop and enhance its ddRNAi technology platform, establish co-development and collaboration arrangements for non-pipeline projects, and to out-license ddRNAi to companies that are developing therapeutic programs independently.

On appointment of Mr West as CEO, Mr West was granted 2.2million options vesting over 3 years and expiring in 5 years. The exercise price is 16.65 cents per option.

Appointment and resignation of Directors and Audit and Risk Committee Chair

Benitec announced the appointment of Ms Megan Boston as Director of the Company and Chair of the Audit and Risk Committee on the 16 of August 2016. Ms Boston has significant experience in finance, audit, risk management, compliance and corporate governance sectors with listed entities and government organisations in Australia. Mr. Iain Ross stepped down as Chair of the Audit and Risk Committee on the appointment of Ms Boston. Mr Ross resigned as a director on September 30, 2016.

Benitec announced the appointment of Dr Jerel Banks as a director of the Company on 26 October 2016. Dr Banks is the Chief Investment Officer of Nant Capital, LLC. Prior to joining Nant Capital, LLC, Dr Banks served as vice president, portfolio manager and research analyst for the Franklin Biotechnology Discovery Fund at Franklin Templeton Investments from 2012 to 2015.

Placement of Shares

On October 24, 2016, the Company entered into a strategic engagement with Nant Capital, LLC. The strategic engagement included a scientific collaboration in clinical programs and an immediate private placement to Nant Capital LLC of 29,305,819 ordinary shares in the Company, representing approximately 19.9% of its then outstanding issued capital (for a post-issue holding of approximately 16.7%). The shares were priced at $0.0895 per share, representing the 7-day volume weighted average price of the ordinary shares on the ASX prior to the execution of a share purchase subscription agreement.

On March 13, 2017, an additional 29,305,819 fully paid ordinary shares were issued to Nant Capital LLC at A$0.1859 per share, raising A$5.45 million for the Company. As a result of this placement Nant Capital LLC held 28.57% of the issued capital.

There were no other significant changes in the state of affairs of the Group during the financial year.

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Matters subsequent to the end of the financial year

No matter or circumstance has arisen since 30 June 2017 that has significantly affected, or may significantly affect the Group’s operations, the results of those operations, or the Group’s state of affairs in future financial years.

Likely developments and expected results of operations

The Group will continue to progress programs through the clinic, seek commercialisation opportunities with big Pharma and others for its unique IP, develop its therapeutic pipeline and pre-clinical programs, protect and build the Group’s IP estate and secure adequate funding. Refer to OFR for further commentary.

Environmental regulation

The Group is not subject to any significant environmental regulation under Australian Commonwealth or State law.

Information on directors

Name:	Mr Peter Francis
Title:	Non-Executive Chairman
Qualifications:	LLB, Grad Dip (Intellectual Property)
Experience and expertise:	Peter is a partner at Francis Abourizk Lightowlers (‘FAL’), a firm of commercial and technology lawyers with offices in Melbourne. He is a legal specialist in the areas of intellectual property and licensing and provides legal advice to a large number of corporations and research bodies.
Other current directorships:	Optiscan Imaging Limited, Rision Ltd and Neuroscope Ltd (public non listed)
Former directorships (last 3 years):	None
Special responsibilities:	Member of the Remuneration and Nomination
Interests in shares:	424,174 ordinary shares
Interests in options:	1,400,000 options over ordinary shares

Name:	Dr Jerel Banks
Title:	Non-Executive Director
Qualifications:	Dr. Banks earned an M.D. from the Brown University School of Medicine and a Ph.D. in Organic Chemistry from Brown University, and he holds an A.B. in Chemistry from Princeton University.
Experience and expertise:	Dr. Banks is the Chief Investment Officer of Nant Capital, LLC. Prior to joining Nant Capital, LLC, Dr. Banks served as vice president, portfolio manager and research analyst for the Franklin Biotechnology Discovery Fund at Franklin Templeton Investments from 2012 to 2015.
Other current directorships:	GlobeImmune, Inc
Former directorships (last 3 years):	Nil

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Information on directors continued

Name:	Dr Jerel Banks continued
Special responsibilities:	Nil
Interests in shares:	Nil
Interests in options:	Nil

Name:	Ms Megan Boston (appointed 16 August 2016)
Title:	Non-Executive Director
Qualifications:	B.Comm, CA, GAICD, Grad Diploma Share Trading
Experience and expertise:	Ms Megan Boston is formerly the Managing Director of a listed technology company specialising in shareholder communications, investor relations and voting. Megan holds a Bachelor of Commerce and is a Chartered Accountant with over 10 years’ experience as a non-executive Director across a range of industries. She has chaired company boards as well as board sub-committees particularly in the area of finance and risk management. Megan has completed the Company Directors Course Diploma run by the Australian Institute of Company Directors. Previously, Megan held senior executive roles at various banking institutions in the area of risk and compliance, as well as working for PricewaterhouseCoopers.
Other current directorships:	None
Former directorships (last 3 years):	Omni Market Tide Limited (ASX) and Neuroscope Ltd (public non listed)
Special responsibilities:	Chair of the Audit and Risk Committee.
Interests in shares:	Nil
Interests in options:	Nil

Name:	Mr Kevin Buchi
Title:	Non-Executive Director
Qualifications:	BA (Chemistry), MBA, CPA
Experience and expertise:	Kevin most recently servefnas the CEO of TetraLogic Pharmaceuticals Corporation, a public U.S. Biotechnology company. Prior to that, Kevin served as Chief Executive Officer (‘CEO’) of Cephalon, Inc. through its $6.8 billion acquisition by Teva Pharmaceutical Industries (‘Teva’) in October 2011. After the acquisition, he served as Corporate Vice President, Global Branded Products of Teva. Kevin joined Cephalon, Inc. in 1991 and held various positions, including Chief Operating Officer, Chief Financial Officer and Head of Business Development prior to being appointed CEO.
Other current directorships:	Impax Labs
Former directorships (last 3 years):	TetraLogic Paharmaceuticals,Stemline Therapeutics, Inc., Forward Pharma A/S, Alexza Pharmaceuticals, Inc. and Epirus Biopharmaceuticals, Inc.
Special responsibilities:	Member of the Audit and Risk Committee
Interests in shares:	861,539 ordinary shares
Interests in options:	1,240,000 options over ordinary shares

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Name:	Dr John Chiplin
Title:	Non-Executive Director
Qualifications:	BPharm, MRPharmsS, Ph.D (Pharmacy) from the University of Nottingham, Nottingham, United Kingdom.
Experience and expertise:	John is a founder of and has served as a Managing Director of investment company, Newstar Ventures Ltd., since 1998. More recently, he has served as a director of Medistem, Inc. through its acquisition by Intrexon Corporation in 2014, as founding Chief Executive Officer of Arana Therapeutics Limited from 2006 through its acquisition by Cephalon, Inc. in 2009, as director of Domantis Ltd through its acquisition by GlaxoSmithKline plc in 2006, and as Managing Director of ITI Life Sciences Fund from 2003 to 2005. He currently serves on the board of directors of Adalta Pty Ltd(1AD.AX), Batu Biologics Inc., Cynata Therapeutics Limited (CYP.AX), Prophecy Inc., ScienceMedia Inc., Scancell Holdings plc (SCLP.L, Executive Chairman), Sienna Cancer Diagnostics (SDX.AX) and The Coma Research Institute.
Other current directorships:	As above
Former directorships (last 3 years):	Medistem, Inc. (MEDS.US)
Special responsibilities:	Chair of the Remuneration and Nomination Committee
Interests in shares:	200,000 ordinary shares
Interests in options:	840,000 options over ordinary shares

Name:	Mr Iain Ross (Resigned 30 September 2016)
Title:	Non-Executive Director
Qualifications:	B.Sc (Hons), C.Dir
Experience and expertise:	Iain has over 30 years’ experience in the international life sciences sector. Following a career with multi-national companies including Sandoz, Fisons plc and Hoffman La Roche,
Other current directorships up to date of resignation:	Anatara Lifesciences Limited (ASX); Novogen Limted (ASX); Premier Veterinary Group plc (LSE), and e-Therapeutics plc (LSE)
Former directorships (last 3 years):	Ark Therapeutics Group plc; Amarantus Biosciences; Coms plc and Tissue Therapies Limited
Special responsibilities:	Chair of the Audit and Risk Committee and member of the Remuneration and Nomination Committee (stepped from being Chairman on 16 August 2016 but remains on the Committee)
Interests in shares:	66,364 ordinary shares
Interests in options:	1,240,000 options over ordinary shares (lapsed on retirement)

Other current directorships quoted above are current directorships for listed entities only and excludes directorships of all other types of entities, unless otherwise stated.

Former directorships (last 3 years) quoted above are directorships held in the last 3 years for listed entities only and excludes directorships of all other types of entities, unless otherwise stated.

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CEO and Company secretary

Mr Greg West was appointed CEO on the 10th August 2016 having filled the interim CEO position since December 2015. Greg has spent the last 10 years in CFO roles in the listed biotech sector. Greg is a Chartered Accountant with experience in investment banking, financial services and ASX-listed start-ups in the biotech sector. Previously, he has worked at Price Waterhouse and has held senior finance executive roles in investment banking with Bankers Trust, Deutsche Bank, NZI and other financial institutions.

Meetings of directors

The number of meetings of the Company’s Board of Directors (‘the Board’) and of each Board committee held during the year ended 30 June 2017, and the number of meetings attended by each director were:

	Full Board	Full Board	Audit and Risk Committee		Remuneration and Nominations Committee
	Attended	Held	Attended	Held	Attended	Held
Peter Francis	10	11	3	3	2	2
Jerel Banks	7	7	n/a	n/a	n/a	n/a
Megan Boston	10	10	4	4	n/a	n/a
Kevin Buchi	10	11	3	4	n/a	n/a
John Chiplin	11	11	n/a	n/a	2	2

Held: represents the number of meetings held during the time the director held office or was a member of the relevant committee.

Remuneration report

The remuneration report details the key management personnel remuneration arrangements for the Group, in accordance with the requirements of the Corporations Act 2001 and its Regulations.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including all directors.

The remuneration report is set out under the following main headings:

●	Principles used to determine the nature and amount of remuneration
●	Details of remuneration
●	Service agreements
●	Share-based compensation
●	Consequences of performance on shareholder wealth
●	Additional disclosures relating to key management personnel

Principles used to determine the nature and amount of remuneration

The objective of the Group’s executive reward framework is to ensure reward for performance is competitive and appropriate for the results delivered. The framework aligns executive reward with the achievement of strategic objectives and the creation of value for shareholders, and conforms to the market best practice for the delivery of reward. The Board of Directors (‘the Board’) ensures that executive reward satisfies the following key criteria for good reward governance practices:

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●	competitiveness and reasonableness;
●	acceptability to shareholders;
●	performance linkage / alignment of executive compensation; and
●	transparency.

The Nomination and Remuneration Committee is responsible for determining and reviewing remuneration arrangements for its directors and executives. The performance of the Group depends on the quality of its directors and executives. The remuneration philosophy is to attract, motivate and retain high performance and high quality personnel.

This committee is currently managed by the Full Board. The Nomination and Remuneration Committee has structured an executive remuneration framework that is market competitive and complementary to the reward strategy of the Group.

Alignment to shareholders’ interests:

●	has economic profit as a core component of plan design;
●	focuses on sustained growth in shareholder wealth, consisting of dividends and growth in share price, and delivering constant or increasing return on assets as well as focusing the executive on key non-financial drivers of value; and
●	attracts and retains high calibre executives.

Alignment to program participants’ interests:

●	rewards capability and experience;
●	reflects competitive reward for contribution to growth in shareholder wealth; and
●	provides a clear structure for earning rewards.

In accordance with best practice corporate governance, the structure of non-executive directors and executive remunerations are separate.

Non-executive directors remuneration

Fees and payments to non-executive directors reflect the demands and responsibilities of their role. Non-executive directors’ fees and payments are reviewed annually by the Nomination and Remuneration Committee. The Nomination and Remuneration Committee may, from time to time, receive advice from independent remuneration consultants to ensure non-executive directors’ fees and payments are appropriate and in line with the market. The chairman’s fees are determined independently to the fees of other non-executive directors based on comparative roles in the external market. The chairman is not present at any discussions relating to the determination of his own remuneration. Non-executive directors may receive share options or other incentives.

ASX listing rules require the aggregate non-executive directors remuneration be determined periodically by a general meeting. The most recent determination was at the Annual General Meeting held on 13 November 2014, where the shareholders approved a maximum aggregate remuneration of $500,000.

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Executive remuneration

The Group aims to reward executives with a level and mix of remuneration based on their position and responsibility, which has both fixed and variable components.

Executives typically receive a base salary (which is based on factors such as experience and comparable industry information), options, and performance incentives. The Board reviews the CEO’s remuneration package, and the CEO reviews the other senior executives’ remuneration packages, annually by reference to the Group’s performance, executive performance, and comparable information within the industry.

The performance of executives is measured against criteria agreed annually with each executive and is based predominantly on the overall success of the Group in achieving its broader corporate goals. Bonuses and incentives are linked to predetermined performance criteria. The Board may, however, exercise its discretion in relation to approving incentives, bonuses, and options, and can recommend changes to the CEO’s recommendations. The policy is designed to attract the highest calibre of executives and reward them for performance that results in long-term growth in shareholder wealth.

The executive remuneration and reward framework has four components:

●	base pay and non-monetary benefits;
●	short-term performance incentives;
●	share-based payments; and
●	other remuneration such as superannuation and long service leave.

The combination of these comprises the executive’s total remuneration.

Fixed remuneration, consisting of base salary and non-monetary benefits, are reviewed annually by the Nomination and Remuneration Committee, based on individual and business unit performance, the overall performance of the Group and comparable market remunerations.

Executives may receive their fixed remuneration in the form of cash or other fringe benefits (for example motor vehicle benefits) where it does not create any additional costs to the Group and provides additional value to the executive.

The short-term incentives (’STI’) program is designed to align the targets of the business units with the targets of those executives responsible for meeting those targets. STI payments are granted to executives based on specific annual targets and key performance indicators (‘KPI’s’) being achieved. KPI’s include profit contribution, leadership contribution and product management.

The long-term incentives (‘LTI’) include long service leave and share-based payments. Executives may be invited to participate in the Employee Share Option Plan (‘ESOP’). Shares are awarded to executives over a period of three years based on long-term incentive measures. These include increase in shareholders’ value relative to the entire market and the increase compared to the Group’s direct competitors. Australian executives or directors receive a superannuation guarantee contribution required by the Government and do not receive any other retirement benefits.

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Group performance and link to remuneration

Executive bonus and incentive payments are based on performance and are at the discretion of the Nomination and Remuneration Committee.

Use of remuneration consultants

During the financial year ended 30 June 2017, the Group did not engage any remuneration consultants, to review its existing remuneration policies and provide any recommendations on how to improve both the STI and LTI programs.

Details of remuneration

Amounts of remuneration

Details of the remuneration of key management personnel (KMP) of the Group are set out in the following tables.

The key management personnel of the Group consisted of the directors of Benitec Biopharma Limited and the following persons:

●	Mr Greg West – Chief Executive Officer (appointed CEO 10 August 2016) and Company Secretary
●	Dr David Suhy – Chief Scientific Officer
●	Dr Cliff Holloway – Chief Business Officer (appointed 24 August 2016)

	Short-term benefits			Post- employment benefits	Long-term benefits
	Cash salary and fees	Cash bonus	Non- monetary	Super annuation	Employee leave	Share- based payments Options	Total
2017	$	$	$	$	$	$	$
Directors:
Peter Francis	113,328	-	-	11,400	-	92,265	219,993
Jerel Banks	52,130	-	-	-	-	-	52,130
Megan Boston	68,160	-	-	6,475	-	-	74,635
Kevin Buchi	76,650	-	-	-	-	57,159	133,809
John Chiplin	84,863	-	-	-	-	57,159	142,022
Iain Ross*	51,873	-	-	-	-	40,101	91,974

Other Key Management Personnel:
Greg West	400,000	-	(9,231)	19,616	19,328	142,527	572,240
David Suhy	352,789	-	(12,019)	19,516	-	26,775	387,061
Cliff Holloway	283,077	-	(3,846)	19,616	-	-	298,847
	1,482,870	-	(25,096)	76,623	19,328	418,986	1,972,711

*Mr Iain Ross retired September 30, 2016

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	Short-term benefits			Post- employment benefits	Long-term benefits
	Cash salary and fees	Cash bonus	Non- monetary	Super annuation	Employee leave	Share- based payments Options	Total
2016	$	$	$	$	$	$	$
Non-Executive Directors:
Peter Francis	113,328	-	-	8,550	-	212,993	334,871
Kevin Buchi	78,488	-	-	-	-	127,796	206,284
John Chiplin	81,230	-	-	-	-	127,796	209,026
Iain Ross	81,262	-	-	-	-	127,796	209,058

Executive Directors:
Peter French	503,379	120,000	(90,256)	9,024	-	172,237	714,384

Other Key Management Personnel:
Greg West	333,333	69,000	25,268	19,308	13,209	115,758	575,876
David Suhy	343,218	68,644	42,242	-	-	118,600	572,704
Carl Stubbings	263,583	27,500	(11,676)	18,748	-	8,875	307,030
	1,797,821	285,144	(34,422)	55,630	13,209	1,011,851	3,129,233

The proportion of remuneration at risk and the fixed proportion are as follows:

	Fixed remuneration		At risk - STI (bonus)		At risk - LTI (options)
Name	2017	2016	2017	2016	2017	2016
Non-Executive Directors:
Peter Francis	57%	36%	-%	-%	43%	64%
Kevin Buchi	57%	38%	-%	-%	43%	62%
John Chiplin	60%	39%	-%	-%	40%	61%
Iain Ross	56%	39%	-%	-%	44%	61%

Executive Directors:
Peter French	-	59%	-	17%	-	24%

Other Key Management Personnel:
Greg West	72%	66%	-%	12%	28%	22%
David Suhy	93%	67%	-%	12%	7%	21%
Cliff Holloway	100%	-%	-%	-%	-	-%
Carl Stubbings	-	88%	-%	9%	-%	3%

The proportion of the cash bonus paid/payable or forfeited is as follows. No part of the forfeited bonus is payable in future years.

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	Cash bonus paid/payable		Cash bonus forfeited
Name	2017	2016	2017	2016
Executive Directors:
Peter French	-	100%	-	-

Other Key Management Personnel:
Greg West	-	100%	-	-
David Suhy	-	100%	-	-
Carl Stubbings	-	50%	-	50%

Service agreements

Remuneration and other terms of employment for key management personnel are formalised in service agreements. Details of these agreements are as follows:

Name:	Mr Greg West
Title:	CEO and Company Secretary
Agreement commenced:	10 August 2016 (previously CFO and Company Secretary from 23 August 2011)
Details:

CEO role – Mr West was appointed CEO on the 10th August 2016 with a base salary of $400,000 plus superannuation of $19,616. Each year Mr West can receive up to a 50% bonus on his base salary, to be reviewed annually by the Nomination and Remuneration Committee. Greg’s appointment with the Company may be terminated with the Company giving six months’ notice or by Greg giving six months’ notice. The Company may elect to pay Greg an equal amount to that proportion of his salary equivalent to six month’s pay in lieu of notice, together with any outstanding entitlements due to him.

Mr West was appointed interim CEO in October 2015 as well as maintaining his role Company Secretary which he had held since 23 August 2011.

Name:	Dr David Suhy
Title:	Chief Scientific Officer
Agreement commenced:	28 August 2012
Details:	Base salary for the year ended 30 June 2017 of $USD271,153 plus superannuation, to be reviewed annually by the Nomination and Remuneration Committee. David’s appointment with the Company may be terminated without notice.

Name:	Dr Cliff Holloway
Title:	Chief Business and Operating Officer
Agreement commenced:	24 August 2016
Details:	Base salary for the year ended 30 June 2017 of $300,000 plus superannuation, to be reviewed annually by the Nomination and Remuneration Committee. Cliff’s appointment with the Company may be terminated with six months’ notice.

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Share-based compensation

Issue of shares

There were no shares issued to directors and other key management personnel as part of compensation during the year ended 30 June 2017.

Options

Details of options over ordinary shares granted, vested and lapsed for directors and other key management personnel as part of compensation during the year ended 30 June 2017 are set out below:

Name	Number of options granted	Grant date	Value per options at grant date	Value of options at grant date	Number vested/ (forfeited)	Exercise price	Vested and first exercise date	Last exercise date
Greg West	2,200,000	10/08/2016	$0.0962	$211,640	-	$0.1665	10/08/2017	9/8/2021

Options granted carry no dividend or voting rights. Options vest over five years with vesting based on remaining in service. There are is no other performance criteria.

Subsequent to year end KMP’s were issued with additional options under the Company’s Employee Share Option Plan

Granted to	Grant date	No. granted	Expiry date	Exercise price
Greg West	17/07/2017	2,000,000	16/07/2022	$0.196
David Suhy	17/07/2017	1,500,000	16/07/2022	$0.196
Cliff Holloway	17/07/2017	800,000	16/07/2022	$0.196

Consequences of performance on shareholder wealth

The earnings of the Group for the five years to 30 June 2016 are summarised below:

	2013	2014	2015	2016	2017
	$’000	$’000	$’000	$’000	$’000
Loss after income tax	(3,488)	(7,039)	(11,509)	(24,778)	(5,690)

The factors that are considered to affect total shareholders return (‘TSR’) are summarised below:

	2013	2014	2015	2016	2017
Share price at financial year end ($)	0.38	1.15	0.69	0.097	0.125
Basic earnings per share (cents per share)	(8.25)	(7.78)	(9.96)	(17.41)	(3.24)

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Additional disclosures relating to key management personnel

In accordance with Class Order 14/632, issued by the Australian Securities and Investments Commission, relating to ‘Key management personnel equity instrument disclosures’, the following disclosure relates only to equity instruments in the Company or its subsidiaries.

Shareholding

The number of shares in the Company held during the financial year by each director and other members of key management personnel of the Group, including their personally related parties, is set out below:

Ordinary Shares	Balance at 1 July 2016	Received as part of remuneration	Exercise of options	Disposals/ other*	Balance at 30 June 2017
Peter Francis	424,174	-	-	-	424,174
Kevin Buchi	861,539	-	-	-	861,539
John Chiplin	200,000	-	-	-	200,000
Iain Ross*	66,364	-	-	(66,364)	-
	1,552,077	-	-	(66,364)	1,485,713

* Iain Ross resigned as a director on 30 September 2016.

Option holding

The number of options over ordinary shares in the Company held during the financial year by each director and other members of key management personnel of the Group, including their personally related parties, is set out below:

Options over ordinary shares	Balance at 1 July 2016	Granted	Exercised	Expired/ forfeited/ other	Balance at 30 June 2017	Vested and exercisable	Vested and not exercisable
Peter Francis	3,000,000	-	-	(1,600,000)	1,400,000	933,334	-
Kevin Buchi	1,240,000	-	-	-	1,240,000	960,000	-
John Chiplin	1,240,000		-	(400,000)	840,000	560,000	-
Greg West	1,000,000	2,200,000	-	(120,000)	3,080,000	880,000	-
David Suhy	1,200,000		-	-	1,200,000	1,200,000	-
Iain Ross*	1,240,000	-	-	(1,240,000)	-	-	-
	8,920,000	2,200,000	-	(3,360,000)	7,760,000	4,533,334	-

* Iain Ross resigned as a director on 30 September 2016.

Other transactions with key management personnel and their related parties

Legal services at normal commercial rates totalling $191,050 (2016: $116,540) were provided by Francis Abourizk Lightowlers, a law firm in which Peter Francis is a partner and has a beneficial interest.

Consultancy fees were paid for executive duties totalling $32,133 (2016: $165,983) provided by NewStar Ventures Ltd, a corporation in which John Chiplin is a director and has a beneficial interest.

This concludes the remuneration report, which has been audited.

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Shares under option

Unissued ordinary shares of the Company under option at the date of this report are as follows:

		Exercise		Number
Grant date	Expiry date	price		under option
16 November 2012 **	16 November 2017		$1.250	400,000
10 November 2013 *	18 May 2018		$0.620	400,000
22 August 2013 **	22 August 2018		$1.250	480,000
28 February 2014 ***	28 February 2019		$1.260	13,246,203
15 May 2014 **	15 May 2019		$1.500	180,000
17 December 2014 **	17 December 2019		$1.250	2,334,000
6 May 2015 **	6 May 2020		$1.250	650,000
20 August 2015 ****	21 August 2020	$USD	0.275	11,498,000
12 November 2015*	12 November 2020		$0.77	3,080,000
9 August 2016**	9 August 2021		$0.1665	2,200,000
17 August 2017**	16 August 2022		$0.196	9,450,000
				43,918,203

*	Non-Executive Directors options
**	ESOP options
***	Unlisted options

**** Warrants. These options represent 574,900 unlisted warrants. Each warrant represents is convertible into 20 shares. The exercise price of each warrant is convertible on the payment of $USD5.50 ($USD 0.275 per share).

No person entitled to exercise the options had or has any right by virtue of the option to participate in any share issue of the Company or of any other body corporate.

Shares issued on the exercise of options

During the year 100 warrants were exercised. This is equivalent to 2,000 options converting into 2,000 ordinary shares. There were no amounts unpaid on the shares issued.

Indemnity and insurance of officers

The Company has indemnified the directors and executives of the Company for costs incurred, in their capacity as a director or executive, for which they may be held personally liable, except where there is a lack of good faith.

During the financial year, the Company paid a premium in respect of a contract to insure the directors and executives of the Company against a liability to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium.

Indemnity and insurance of auditor

The Company has not, during or since the end of the financial year, indemnified or agreed to indemnify the auditor of the Company or any related entity against a liability incurred by the auditor.

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Indemnity and insurance of auditor continued

During the financial year, the Company has not paid a premium in respect of a contract to insure the auditor of the Company or any related entity.

Proceedings on behalf of the Company

No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the Company, or to intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or part of those proceedings.

Non-audit services

Details of the amounts paid or payable to the auditor for non-audit services provided during the financial year by the auditor are outlined in note 20 to the financial statements.

The directors are satisfied that the provision of non-audit services during the financial year, by the auditor (or by another person or firm on the auditor’s behalf), is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.

The directors are of the opinion that the services as disclosed in note 20 to the financial statements do not compromise the external auditor’s independence requirements of the Corporations Act 2001 for the following reasons:

●	all non-audit services have been reviewed and approved to ensure that they do not impact the integrity and objectivity of the auditor;
●	none of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants issued by the Accounting Professional and Ethical Standards Board, including reviewing or auditing the auditor’s own work, acting in a management or decision-making capacity for the Company, acting as advocate for the Company or jointly sharing economic risks and rewards; and
●	all services have been pre-approved by the audit committee.

Officers of the Company who are former partners of Grant Thornton Audit Pty Ltd

There are no officers of the Company who are former partners of Grant Thornton Audit Pty Ltd.

Rounding of amounts

The Parent entity has applied the relief available to it under ASIC Corporations (Rounding in Financial/Directors’ Reports). Instrument 2016/191 and accordingly amounts in the financial statements and Directors’ Report have been rounded off to the nearest $1,000, or in certain cases, to the nearest dollars.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on the following page.

Page | 24

BENITEC BIOPHARMA LIMITED

Directors’ Report
for the year ended June 30, 2017 continued

Auditor

Grant Thornton Audit Pty Ltd continues in office in accordance with section 327 of the Corporations Act 2001.

This report is made in accordance with a resolution of directors, pursuant to section 298(2)(a) of the Corporations Act 2001.

On behalf of the directors

Peter Francis

Chairman

29 August 2017

Sydney

Page | 25

BENITEC BIOPHARMA LIMITED

Corporate Governance

The Company’s directors and management are committed to conducting the Group’s business in an ethical manner and in accordance with the highest standards of corporate governance.

The Company has adopted and substantially complies with the ASX Corporate Governance Principles and Recommendations (3rd Edition) (‘Recommendations’) to the extent appropriate to the size and nature of the Group’s operations.

The Company has prepared a Corporate Governance Statement which sets out the corporate governance practices that were in operation throughout the financial year for the Company, identifies any Recommendations that have not been followed, and provides reasons for not following such Recommendations.

The Company’s Corporate Governance Statement and policies, which were approved by the Board of directors on 24 August 2017 can be found on its website:

http://www.benitec.com/investor-centre/governance

Page | 26

Level 17, 383 Kent Street
Sydney NSW 2000

Correspondence to:
Locked Bag Q800
QVB Post Office
Sydney NSW 1230

T +61 2 8297 2400
F +61 2 9299 4445
E info.nsw@au.gt.com
W www.grantthornton.com.au

Auditor’s Independence Declaration

To the Directors of Benitec Biopharma Limited

In accordance with the requirements of section 307C of the Corporations Act 2001, as lead auditor for the audit of Benitec Biopharma Limited for the year ended 30 June 2017, I declare that, to the best of my knowledge and belief, there have been:

a	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b	no contraventions of any applicable code of professional conduct in relation to the audit.

GRANT THORNTON AUDIT PTY LTD

Chartered Accountants

L M Worsley

Partner - Audit & Assurance

Sydney, 29 August 2017

Grant Thornton Audit Pty Ltd ACN 130 913 594

a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation.

Page | 27

BENITEC BIOPHARMA LIMITED

Statement of profit or loss and other comprehensive income
For the year ended 30 June 2017

		Consolidated
	Note	2017	2016
		$’000	$’000

Revenue	4	586	464
Other income	5	10,507	3,590
Total Income		11,093	4,054

Expenses
Royalties and licence fees		(272)	(139)
Research and development	6	(6,925)	(13,287)
Employee benefits expense		(5,015)	(6,283)
Share-based expense		(386)	(1,746)
Travel related costs		(629)	(1,023)
Consultants costs		(976)	(1,020)
Occupancy costs		(550)	(500)
Depreciation		(217)	(290)
Corporate expenses		(1,540)	(1,139)
Foreign exchange realized loss		(98)	(414)
Foreign exchange unrealized loss		(168)	-
IPO costs		-	(1,191)
Loss on disposal of fixed assets		(7)	-
Write-off of clinical trial prepayment		-	(1,800)
Total Expenses		(16,783)	(28,832)

Loss before income tax		(5,690)	(24,778)
Income tax	7	-	-
Loss after income tax for the year attributable to the owners of Benitec Biopharma Limited	16	(5,690)	(24,778)

Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit and loss
Foreign currency translation gain/loss		34	(19)
Income tax on items that may be reclassified to profit and loss		-	-
Total comprehensive income/(loss) for the year attributable to the owners of Benitec Biopharma Limited		(5,656)	(24,797)

Basic earnings/(loss) cents per share	28	(3.24)	(17.41)
Diluted earnings/(loss) cents per share	28	(3.24)	(17.41)

The above statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Page | 28

BENITEC BIOPHARMA LIMITED

Consolidated Statement of Financial Position
as at 30 June 2017

	Note	2017	2016
		$’000	$’000
ASSETS
Current Assets
Cash and cash equivalents	8	17,375	18,230
Other financial assets		100	28
Trade and other receivables	9	4,406	977
Other	10	281	149
Total Current Assets		22,162	19,384

Non-Current Assets
Deposits		59	-
Plant and equipment	11	445	506
Total Non-Current Assets		504	506

TOTAL ASSETS		22,666	19,890

LIABILITIES
Current liabilities
Trade and other payables	12	919	833
Provisions	13	206	202
Total Current Liabilities		1,125	1,035

Non-Current Liabilities
Provisions		35	18
Total Non-Current Liabilities		35	18

TOTAL LIABILITIES		1,160	1,053

NET ASSETS		21,506	18,837

EQUITY
Issued capital	14	155,580	147,641
Reserves	15	1,674	2,565
Accumulated losses	16	(135,748)	(131,369)
TOTAL EQUITY		21,506	18,837

The above statement of financial position should be read in conjunction with the accompanying notes

Page | 29

BENITEC BIOPHARMA LIMITED

Consolidated Statement of Changes in Equity
for the year ended 30 June 2017

	Issued		Accumulated	Total
	capital	Reserves	losses	equity
	$’000	$’000	$’000	$’000

Balance at 1 July 2015	129,631	2,038	(107,791)	23,878

Loss after income tax	-	-	(24,778)	(24,778)
Other comprehensive income	-	(19)	-	(19)
- Foreign exchange translation reserve
Total comprehensive income	-	(19)	(24,778)	(25,797)

Contributions of equity, net of transaction costs	18,010	-	-	18,010
Share-based payments	-	1,746	-	1,746
Transfer of expired share-based payments	-	(1,200)	1,200	-
Balance at 30 June 2016	147,641	2,565	(131,369)	18,837

	Issued		Accumulated	Total
	capital	Reserves	losses	equity
	$’000	$’000	$’000	$’000

Balance at 1 July 2016	147,641	2,565	(131,369)	18,837

Loss after income tax	-	-	(5,690)	(5,690)
Other comprehensive income	-	34	-	34
- Foreign exchange translation reserve
Total comprehensive income	-	34	(5,690)	(5,656)

Contributions of equity, net of transaction costs	7,939	-	-	7,939
Share-based payments	-	386	-	386
Transfer of expired share-based payments	-	(1,311)	1,311	-
Balance at 30 June 2017	155,580	1,674	(135,748)	21,506

The above statement of changes in equity should be read in conjunction with the accompanying notes

Page | 30

BENITEC BIOPHARMA LIMITED

Consolidated Statement of Cash Flows
for the year ended 30 June 2017

	Note	2017	2016
		$’000	$’000
Cash flows from operating activities
Receipts from customers		333	340
Research and development grants		6,274	3,590
Interest received		242	217
Receipts of prepayment	9	791	-
Payments to suppliers and employees		(15,944)	(24,355)
Net cash used in operating activities	27	(8,304)	(20,208)

Cash flows from investing activities
Purchase of plant and equipment	11	(171)	(342)
Security deposits		(131)	-
Net cash used in investing activities		(302)	(342)

Cash flows from financing activities
Proceeds from issue of shares		8,072	19,462
IPO and share issue transaction costs		(133)	(1,952)
Net cash from financing activities		7,939	17,510

Net decrease in cash and cash equivalents		(667)	(3,040)
Cash and cash equivalents at the beginning of the financial year		18,230	21,787
Effects of exchange rate changes on cash and cash equivalents		(188)	(517)
Cash and cash equivalents at the end of the financial year	8	17,375	18,230

The above statement of cash flows should be read in conjunction with the accompanying notes

Page | 31

BENITEC BIOPHARMA LIMITED

Notes to the consolidated financial statements 30 June 2017 continued

Note 1. Significant accounting policies

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) and the Corporations Act 2001, as appropriate for for-profit oriented entities. These financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IASB’).

Historical cost convention

The financial statements have been prepared under the historical cost convention.

Critical accounting estimates

The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 2.

New, revised or amending Accounting Standards and Interpretations adopted

In the current year, there were no amendments to AASBs issued by the Australian Accounting Standards Board (AASB) that were effective for the current financial year that had a material effect on the Company, mandatorily effective for an accounting period that begins on or after 1 July 2016.

New Accounting Standards and Interpretations not yet mandatory or early adopted

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2017 reporting periods and have not been early adopted by the group. The group’s assessment of the impact of these new standards and interpretations is set out below.

•	AASB 9 Financial Instruments - addresses the classification, measurement and derecognition of financial assets and financial liabilities and introduces new rules for hedge accounting. In December 2014, the AASB made further changes to the classification and measurement rules and also introduced a new impairment model. These latest amendments now complete the new financial instruments standard.

Impact - The entity is yet to undertake a detailed assessment of the impact of AASB 9. However, based on the entity’s preliminary assessment, the Standard is not expected to have a material impact on the transactions and balances recognised in the financial statements when it is first adopted for the year ending 30 June 2019.

Mandatory application date / Date of adoption by group - Must be applied for financial years commencing on or after 1 January 2018.

•	AASB 15 Revenue from Contracts with Customers - The AASB has issued a new standard for the recognition of revenue. This will replace AASB 118 which covers contracts for goods and services. The new standard is based on the principle that revenue is recognised when control of a good or service transfers to a customer; so the notion of control replaces the existing notion of risks and rewards.

Page | 32

BENITEC BIOPHARMA LIMITED

Notes to the financial statements 30 June 2017 continued

Note 1. Significant accounting policies continued

Impact - The entity is yet to undertake a detailed assessment of the impact of AASB 15. However, based on the entity’s preliminary assessment, the Standard is not expected to have a material impact on the transactions and balances recognised in the financial statements when it is first adopted for the year ending 30 June 2019 because the Company does not yet have material revenue.

The standard permits a modified retrospective approach for the adoption. Under this approach, entities will recognise transitional adjustments in retained earnings on the date of initial application (eg 1 July 2017), ie without restating the comparative period. They will only need to apply the new rules to contracts that are not completed as of the date of initial application.

Mandatory application date / Date of adoption by group - commencing on or after 1 January 2018. Expected date of adoption by the group: 1 July 2018

•	AASB 16 Leases - The AASB has issued a new standard for the recognition of leases. This will replace AASB 117: Leases. The new standard introduces a single lessee accounting model that no longer requires leases to be classified as operating or financing.

Other major changes include, the recognition of a right-to-use asset and liability, depreciation of right-to-use assets in line with AASB 116: Property Plant and Equipment, variable lease payments that depend on an index or rate are included in the initial measurement of lease liability, option for lessee to not separate non-lease components and account for all components as a lease, and additional disclosure requirements.

Impact - The entity has undertaken a detailed review and has concluded that there will be no material impact on its financial position on the transactions and balances recognised in the financial statements when it is first adopted for the year ending 30 June 2020 to the immaterial size of leases entered into by the Company. The Company’s only lease is the lease on its head office and research and development facilities. Commitments are set out in note 22. The Mandatory application date / Date of adoption by group - Must be applied for financial years commencing on or after 1 January 2019.Expected date of adoption by the group: 1 July 2019.

There are no other standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

Going concern

The directors have prepared the financial statements on a going concern basis after taking into consideration the net loss for the year of $5.690m (2016: $24.778m) and the cash and cash equivalents balance of $17.375m (2016: $18.230m). The directors have recognised the capital raisings in the last 3 years, performed a review of the cash flow forecasts, considered the cash flow needs of the Group, and believe that the strategies in place are appropriate to generate funding which will be sufficient to maintain the going concern status of the Group. Much of the forecast cash expenditure is project related and is discretionary. Timing of this expenditure is regularly reviewed and is dependent upon the Group being able to generate funding. If these strategies are unsuccessful then the Group may need to realise its assets and extinguish liabilities other than in the ordinary course of business and at amounts different to those disclosed in the financial report.

Page | 33

BENITEC BIOPHARMA LIMITED

Notes to the financial statements 30 June 2017 continued

Note 1. Significant accounting policies continued

Parent entity information

In accordance with the Corporations Act 2001, these financial statements present the results of the Group only. Supplementary information about the parent entity is disclosed in note 24.

Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Benitec Biopharma Limited (‘Company’ or ‘parent entity’) as at 30 June 2017 and the results of all subsidiaries for the year then ended. Benitec Biopharma Limited and its subsidiaries together are referred to in these financial statements as the ‘Group’.

Subsidiaries are all those entities over which the Group has control. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The Company’s 100% owned subsidiary, Tacere Therapeutics, Inc. has a 31 December year end. The Company is reviewing the appropriate time to align the subsidiary year end to the parent’s year end. For consolidation purposes Tacere prepares financial statements for the 12 month period ended 30 June that are used to consolidate into the group accounts.

Intercompany transactions, balances and unrealised gains on transactions between entities in the Group are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

The acquisition of subsidiaries is accounted for using the acquisition method of accounting. A change in ownership interest, without the loss of control, is accounted for as an equity transaction, where the difference between the consideration transferred and the book value of the share of the non-controlling interest acquired is recognised directly in equity attributable to the parent.

Where the Group loses control over a subsidiary, it derecognises the assets including goodwill, liabilities and non-controlling interest in the subsidiary together with any cumulative translation differences recognised in equity. The Group recognises the fair value of the consideration received and the fair value of any investment retained together with any gain or loss in profit or loss.

Operating segments

Operating segments are presented using the ‘management approach’, where the information presented is on the same basis as the internal reports provided to the Chief Operating Decision Makers (‘CODM’). The CODM is responsible for the allocation of resources to operating segments and assessing their performance.

Page | 34

BENITEC BIOPHARMA LIMITED

Notes to the financial statements 30 June 2017 continued

Note 1. Significant accounting policies continued

Foreign currency translation

The financial statements are presented in Australian dollars, which is Benitec Biopharma Limited’s functional and presentation currency.

Foreign currency transactions

Foreign currency transactions are translated into Australian dollars using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at financial year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss.

Foreign operations

The assets and liabilities of foreign operations are translated into Australian dollars using the exchange rates at the reporting date. The revenues and expenses of foreign operations are translated into Australian dollars using the average exchange rates, which approximate the rates at the dates of the transactions, for the period. All resulting foreign exchange differences are recognised in other comprehensive income through the foreign currency reserve in equity. The foreign currency reserve is recognised in profit or loss when the foreign operation or net investment is disposed of.

Revenue recognition

Revenue is recognised when it is probable that the economic benefit will flow to the Group and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable.

Licensing revenue and royalties

Revenue from the granting of licenses is recognised in accordance with the terms of the relevant agreements and is usually recognised on an accruals basis, unless the substance of the agreement provides evidence that it is more appropriate to recognise revenue on some other systematic rational basis.

Interest

Interest revenue is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

Government research and development grants

Government grants are recognised at fair value where there is reasonable assurance that the grant will be received and all grant conditions will be met. Grants relating to expense items are recognised as income over the periods necessary to match the grant costs they are compensating. Grants relating to assets are credited to deferred income at fair value and are credited to income over the expected useful life of the asset on a straight-line basis.

Research and development grant revenue is recognised as income when a reliable estimate can be made of the amounts receivable.

Page | 35

BENITEC BIOPHARMA LIMITED

Notes to the financial statements 30 June 2017 continued

Note 1. Significant accounting policies continued

Income tax

The income tax expense or benefit for the period is the tax payable on that period’s taxable income based on the applicable income tax rate for each jurisdiction, adjusted by the changes in deferred tax assets and liabilities attributable to temporary differences, unused tax losses and the adjustment recognised for prior periods, where applicable.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to be applied when the assets are recovered or liabilities are settled, based on those tax rates that are enacted or substantively enacted, except for:

●	When the deferred income tax asset or liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting nor taxable profits; or
●	When the taxable temporary difference is associated with interests in subsidiaries, associates or joint ventures, and the timing of the reversal can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

The carrying amount of recognised and unrecognised deferred tax assets are reviewed at each reporting date. Deferred tax assets recognised are reduced to the extent that it is no longer probable that future taxable profits will be available for the carrying amount to be recovered. Previously unrecognised deferred tax assets are recognised to the extent that it is probable that there are future taxable profits available to recover the asset.

Deferred tax assets and liabilities are offset only where there is a legally enforceable right to offset current tax assets against current tax liabilities and deferred tax assets against deferred tax liabilities; and they relate to the same taxable authority on either the same taxable entity or different taxable entities which intend to settle simultaneously.

Benitec Biopharma Limited (the ‘head entity’) and its wholly-owned Australian subsidiaries have formed an income tax consolidated group under the tax consolidation regime. The head entity and each subsidiary in the tax consolidated group continue to account for their own current and deferred tax amounts. The tax consolidated group has applied the ’separate taxpayer within group’ approach in determining the appropriate amount of taxes to allocate to members of the tax consolidated group. No tax sharing agreement has been entered between entities in the tax consolidated group.

In addition to its own current and deferred tax amounts, the head entity also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from each subsidiary in the tax consolidated group.

Current and non-current classification

Assets and liabilities are presented in the statement of financial position based on current and non-current classification.

Page | 36

BENITEC BIOPHARMA LIMITED

Notes to the financial statements 30 June 2017 continued

Note 1. Significant accounting policies continued

An asset is classified as current when: it is either expected to be realised or intended to be sold or consumed in normal operating cycle; it is held primarily for the purpose of trading; it is expected to be realised within 12 months after the reporting period; or the asset is cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period. All other assets are classified as non-current.

A liability is classified as current when: it is either expected to be settled in normal operating cycle; it is held primarily for the purpose of trading; it is due to be settled within 12 months after the reporting period; or there is no unconditional right to defer the settlement of the liability for at least 12 months after the reporting period. All other liabilities are classified as non-current.

Deferred tax assets and liabilities are always classified as non-current.

Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Trade and other receivables

Other receivables are recognised at amortised cost, less any provision for impairment.

Investments and other financial assets

Investments and other financial assets are initially measured at fair value. Transaction costs are included as part of the initial measurement, except for financial assets at fair value through profit or loss. They are subsequently measured at either amortised cost or fair value depending on their classification. Classification is determined based on the purpose of the acquisition and subsequent reclassification to other categories is restricted.

Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortised cost using the effective interest rate method. Gains and losses are recognised in profit or loss when the asset is derecognised or impaired.

Impairment of financial assets

The Group assesses at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets is impaired. Objective evidence includes significant financial difficulty of the issuer or obligor; a breach of contract such as default or delinquency in payments; the lender granting to a borrower concessions due to economic or legal reasons that the lender would not otherwise do; it becomes probable that the borrower will enter bankruptcy or other financial reorganisation; the disappearance of an active market for the financial asset; or observable data indicating that there is a measurable decrease in estimated future cash flows.

Page | 37

BENITEC BIOPHARMA LIMITED

Notes to the financial statements 30 June 2017 continued

Note 1. Significant accounting policies continued

The amount of the impairment allowance for loans and receivables carried at amortised cost is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. If there is a reversal of impairment, the reversal cannot exceed the amortised cost that would have been recognised had the impairment not been made and is reversed to profit or loss.

Plant and equipment

Plant and equipment is stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation is calculated on a straight-line basis to write off the net cost of each item of property, plant and equipment (excluding land) over their expected useful lives as follows:

Leasehold improvements	period of the lease term
Plant and equipment	3-7 years

The residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each reporting date.

An item of plant and equipment is derecognised upon disposal or when there is no future economic benefit to the Group. Gains and losses between the carrying amount and the disposal proceeds are taken to profit or loss.

Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Impairment of non-financial assets

Other intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount.

Recoverable amount is the higher of an asset’s fair value less costs of disposal and value-in-use. The value-in-use is the present value of the estimated future cash flows relating to the asset using a pre-tax discount rate specific to the asset or cash-generating unit to which the asset belongs. Assets that do not have independent cash flows are grouped together to form a cash-generating unit.

Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year and which are unpaid. Due to their short-term nature, they are measured at amortised cost and are not discounted. The amounts are unsecured and are usually paid within 30 days of recognition.

Page | 38

BENITEC BIOPHARMA LIMITED

Notes to the financial statements 30 June 2017 continued

Note 1. Significant accounting policies continued

Employee benefits

Short-term employee benefits

Liabilities for wages and salaries and other employee benefits expected to be settled within 12 months of the reporting date are measured at the amounts expected to be paid when the liabilities are settled.

Other long-term employee benefits

Employee benefits not expected to be settled within 12 months of the reporting date are measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on high quality corporate bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Defined contribution superannuation expense

Contributions to defined contribution superannuation plans are expensed in the period in which they are incurred.

Share-based payments

Equity-settled share-based compensation benefits are provided to directors and senior executives. The plan currently in place to provide these benefits is the Employee Share Option Plan (‘ESOP’).

Equity-settled transactions are awards of shares, or options over shares that are provided to employees in exchange for the rendering of services.

The cost of equity-settled transactions are measured at fair value on grant date. Fair value is independently determined using Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option, together with non-vesting conditions that do not determine whether the Group receives the services that entitle the employees to receive payment. No account is taken of any other vesting conditions.

The cost of equity-settled transactions are recognised as an expense with a corresponding increase in equity over the vesting period. The cumulative charge to profit or loss is calculated based on the grant date fair value of the award, the best estimate of the number of awards that are likely to vest and the expired portion of the vesting period. The amount recognised in profit or loss for the period is the cumulative amount calculated at each reporting date less amounts already recognised in previous periods.

Market conditions are taken into consideration in determining fair value. Therefore any awards subject to market conditions are considered to vest irrespective of whether or not that market condition has been met, provided all other conditions are satisfied.

If equity-settled awards are modified, as a minimum an expense is recognised as if the modification has not been made. An additional expense is recognised, over the remaining vesting period, for any modification that increases the total fair value of the share-based compensation benefit as at the date of modification.

Page | 39

BENITEC BIOPHARMA LIMITED

Notes to the financial statements 30 June 2017 continued

Note 1. Significant accounting policies continued

If the non-vesting condition is within the control of the Group or employee, the failure to satisfy the condition is treated as a cancellation. If the condition is not within the control of the Group or employee and is not satisfied during the vesting period, any remaining expense for the award is recognised over the remaining vesting period, unless the award is forfeited. If equity-settled awards are cancelled, it is treated as if it has vested on the date of cancellation, and any remaining expense is recognised immediately. If a new replacement award is substituted for the cancelled award, the cancelled and new award is treated as if they were a modification. The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Fair value measurement

When an asset or liability, financial or non-financial, is measured at fair value for recognition or disclosure purposes, the fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; and assumes that the transaction will take place either: in the principal market; or in the absence of a principal market, in the most advantageous market.

Fair value is measured using the assumptions that market participants would use when pricing the asset or liability, assuming they act in their economic best interests. For non-financial assets, the fair value measurement is based on its highest and best use. Valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, are used, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

Issued capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Costs related to an initial offering are expensed in the statement of profit or loss and other comprehensive income.

Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to the owners of Benitec Biopharma Limited, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the financial year.

Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

Page | 40

BENITEC BIOPHARMA LIMITED

Notes to the financial statements 30 June 2017 continued

Note 1. Significant accounting policies continued

Goods and Services Tax (‘GST’) and other similar taxes

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the tax authority. In this case it is recognised as part of the cost of the acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the tax authority is included in other receivables or other payables in the statement of financial position.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the tax authority, are presented as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the tax authority.

Comparative figures

When required by accounting standards, comparative figures have been adjusted to conform to changes in the presentation for the current financial year.

Rounding of amounts

The Parent entity has applied the relief available to it under ASIC Corporations (Rounding in Financial/Directors’ Reports). Instrument 2016/191 and accordingly amounts in the financial statements and Directors Report have been rounded off to the nearest $1,000, or in certain cases, to the nearest dollars.

Note 2. Critical accounting judgements, estimates and assumptions

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results. The judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities (refer to the respective notes) within the next financial year are discussed below.

Research and development expenses

Management does not consider the development programs to be sufficiently advanced to reliably determine the economic benefits and technical feasibility to justify capitalisation of development costs. These costs have been recognised as an expense when incurred. Research and development expenses relate primarily to the cost of conducting clinical and pre-clinical trials. Clinical development costs are a significant component of research and development expenses. Estimates have been used in determining the expense liability under certain clinical trial contracts where services have been performed but not yet invoiced. Generally, the costs, and therefore estimates, associated with clinical trial contracts are based on the number of patients, drug administration cycles, the type of treatment and the outcome being

Page | 41

BENITEC BIOPHARMA LIMITED

Notes to the financial statements 30 June 2017 continued

Note 2. Critical accounting judgements, estimates and assumptions continued

Research and development expenses continued

The length of time before actual amounts can be determined will vary depending on length of the patient cycles and the timing of the invoices by the clinical trial partners.

Research and development refundable tax offsets

The Group accounts for the federal government research and development grant tax incentive when a reliable estimate of the amounts receivable can be made. In the year ended June 30 2017 reporting period detailed reporting systems were implemented to allow for the first time a reliable estimate to be made of the grant income that is expected to be received for the current period. In determining the estimate management reviews historical claims, Government overseas findings enabling the claim of overseas expenditure and the allocation of staff and overheads costs within approved projects. Grant Income for the year ended June 30 2017 includes an estimate of Research and Development grant receivable for June 30 2017 of $4,233k. (refer Note 5)

Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using either the Black-Scholes model taking into account the terms and conditions upon which the instruments were granted. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact profit or loss and equity.

Recovery of deferred tax assets

Deferred tax assets are recognised for deductible temporary differences only if the Group considers it is probable that future taxable amounts will be available to utilise those temporary differences and losses. Given the Company’s and each individual entities’ history of recent losses, the Group has not recognised a deferred tax asset with regard to unused tax losses and other temporary differences, as it has not been determined whether the Company or its subsidiaries will generate sufficient taxable income against which the unused tax losses and other temporary differences can be utilised.

Costs of capital raising

Costs directly attributable to an equity transaction are held in the statement of financial position until the completion of the transaction. On completion, the costs will be applied against issued capital.Costs associated with abandoned or sub-optimal equity transactions are expensed to profit or loss in the year the transaction is determined to no longer be viable under existing conditions.

Note 3. Operating segments

Identification of reportable operating segments

The Group has only one operating segment during the financial year, being the global commercialisation by licensing and partnering of patents and licences in biotechnology, more specifically in functional genomics, with applications in biomedical research and human therapeutics. This operating segment is based on the internal reports that are reviewed and used by the Board of Directors (who are identified as the Chief Operating Decision Makers (‘CODM’)) in assessing performance and in determining the allocation of resources. The information reported to the CODM is on at least quarterly.

The group sources some of its revenue from the United States of America and therefore presents the split by geographical region.

Page | 42

BENITEC BIOPHARMA LIMITED

Notes to the financial statements 30 June 2017 continued

Note 3. Operating segment continued

Geographical locations	Revenues from External Customers		Non current assets excluding financial assets and income tax
	June 2017 $’000	June 2016 $’000	June 2017 $’000	June 2016 $’000
Australia	333	247	112	127
USA	-	-	333	379
	333	247	445	506

	2017	2016
Note 4. Revenue	$’000	$’000
Licensing revenue and royalties	333	247
Interest	253	217
	586	464

Note 5. Other income
Australian Government Research and Development refundable tax offset:
- Received during the year relating to prior expenditure	6,274	3,590
- Estimated relating to current year expenditure (Refer to Note 2)	4,233	-
	10,507	3,590

Note 6. Expenses
Loss before income tax includes the following specific expenses:

Depreciation
Leasehold improvements	53	205
Plant and equipment	164	85
Total depreciation	217	290

Research and development
Project expenses	6,456	12,240
Other IP related expenses	469	1,047
Total research and development	6,925	13,287

Employee benefits expense
Defined contribution superannuation expense	240	280
Employee benefits expense excluding superannuation	4,775	6,003
	5,015	6,283

Rental expense relating to operating leases
Minimum lease payments	376	265

Page | 43

BENITEC BIOPHARMA LIMITED

Notes to the financial statements 30 June 2017 continued

	2017	2016
Note 7. Income tax benefit	$’000	$’000

Income tax benefit
Current tax	-	-
Aggregate income tax benefit	-	-

Numerical reconciliation of income tax benefit and tax at the statutory rate
Loss before income tax benefit	(5,690)	(24,778)

Tax at the statutory tax rate of 27.5% (30%)	(1,565)	(7,433)

Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
R&D expenses	2,676	4,151
R and D incentive income	(2,889)	(1,090)
Legal expenses	154	59
Share-based payments	106	524
Timing differences utilised not previously recognised	(506)	(277)
Write off prepayment	-	540
Impact of foreign exchange rate differences	2	46
	(2,022)	(3,480)
Tax losses not brought to account	2,022	3,480
Income tax benefit	-	-

The above potential tax benefit has not been recognised in the statement of financial position. These tax losses are recognised only if the consolidated entity considers it is probable that future taxable amounts will be available to utilise those temporary differences and losses. The 2016 numbers have been amended due to the lodgement of an amended 2016 tax return.

Tax losses for which no deferred tax asset has been recognised - Australia
- Tax losses not recognised	60,382	53,031
- Capital losses not recognised	1,272	1,272
- Other deferred tax assets not recognised	2,776	4,225
	64,430	58,528

Potential tax benefit of tax assets not recognised at 27.5% (30%)	17,718	17,558

Tax losses for which no deferred tax asset has been recognised - US (Tacere)
- Tax losses not recognised	955	1,137

Potential tax benefit of tax assets not recognised at 34% - US	324	387

The above potential tax benefit, which excludes tax losses, for deductible temporary differences has not been recognised in the statement of financial position as the recovery of this benefit is uncertain.

Page | 44

BENITEC BIOPHARMA LIMITED

Notes to the financial statements 30 June 2017 continued

	2017	2016
	$’000	$’000
Note 8. Current assets - cash and cash equivalents
Cash at bank	4,349	552
Cash on deposit	13,026	17,678
	17,375	18,230

Note 9. Current assets - trade and other receivables
Settlement receivable*	109	900
Australian Government Research and Development refundable tax offset receivable	4,233	-
Other receivable	64	77
	4,406	977

* On August 26, 2016, a settlement agreement was reached for the return of $900k of a $2.7m clinical trial prepayment that had previously been shown in the June 2015 financial statements. Payment was due on 31 December 2016. Subsequent to year end the outstanding settlement receivable was received. The prepayment had originally been made to conduct a small cell lung cancer program. The lung cancer program was cancelled in the year ended June 2016. Other than above there is no receivable balance that is either past due or impaired.

	2017	2016
	$’000	$’000
Note 10. Current assets - other
Prepayments	281	149
	281	149

Note 11. Non-current assets - property, plant and equipment
Leasehold improvements - at cost	79	264
Less: Accumulated depreciation	(19)	(220)
	60	44

Plant and equipment - at cost	889	877
Less: Accumulated depreciation	(504)	(415)
	385	462

	445	506

Reconciliations

Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

	Leasehold	Plant and
	improvement	equipment	Total
	$’000	$’000	$’000
Balance at 30 June 2015	237	219	456
Additions	12	330	342
Depreciation expense	(205)	(85)	(290)
FX loss	-	(2)	(2)
Balance at 30 June 2016	44	462	506

Page | 45

BENITEC BIOPHARMA LIMITED

Notes to the financial statements 30 June 2017 continued

Note 11. Non-current assets - property, plant and equipment continued

	Leasehold	Plant and
	improvement	equipment	Total
	$’000	$’000	$’000
Balance at 30 June 2016 b’fwd	44	462	506
Additions	74	97	171
Depreciation expense	(53)	(164)	(217)
FX loss	(5)	(10)	(15)
Balance at 30 June 2017	60	385	445

	2017	2016
	$’000	$’000
Note 12. Current liabilities - trade and other payables
Trade payables	174	538
Other payables	745	295
	919	833

Note 13. Current liabilities - provisions
Employee benefits	179	202
Provision for make good	27	-
	206	202

Note 14. Equity - issued capital	2017	2016	2017	2016
	Shares	Shares	$’000	$’000

Ordinary shares - fully paid	205,142,734	146,529,096	155,580	147,641

Movements in ordinary share capital

Details	Date	Shares	Issue price	$’000

Balance	30 June 2016	146,529,096		147,641
Issue of shares Nant Capital	24 October 2016	29,305,819	0.0895	2,623
Issue of shares Nant Capital	13 March 2017	29,305,819	0.1859	5,448
Conversion of Warrants	11 April 2017	2,000	0.3635	1
Share issue transaction costs				(133)
Balance	30 June 2017	205,142,734		155,580
The weighted average number of shares on issue during the twelve months to June 30, 2017 was		175,433,909

Page | 46

BENITEC BIOPHARMA LIMITED

Notes to the financial statements 30 June 2017 continued

Note 14. Equity - issued capital continued

Issued capital

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the Company does not have a limited amount of authorised capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Share buy-back

There is no current on-market share buy-back.

Capital risk management

The Group’s objectives when managing capital is to safeguard its ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders and to maintain an optimum capital structure to reduce the cost of capital.

The capital structure of the Group consists of cash and cash equivalents and equity attributable to equity holders. Operating globally, the Group develops speciality pharmaceutical products. The overall strategy of the Group is to continue its drug development programs, which depends on selling assets and raising additional equity to fund the activities.

The capital risk management policy remains unchanged from the 2016 Annual Report.

Note 15. Equity Reserves	2017	2016
	$’000	$’000

Foreign currency reserve	(1,285)	(1,319)
Share-based payments reserve	2,959	3,884
	1,674	2,565

Foreign currency reserve

The reserve is used to recognise exchange differences arising from the translation of the financial statements of foreign operations to Australian dollars.

Share-based payments reserve

The reserve is used to recognise the value of equity benefits provided to employees and directors as part of their remuneration, and other parties as part of their compensation for services.

Movements in reserves

Movements in each class of reserve during the current and previous financial year are set out below:

Page | 47

BENITEC BIOPHARMA LIMITED

Notes to the financial statements 30 June 2017 continued

Note 15. Equity Reserves continued

	Foreign	Share- based
	currency	payments	Total
	$’000	$’000	$’000

Balance at 30 June 2015	(1,300)	3,338	2,038
Foreign currency translation	(19)	-	(19)
Share-based payments	-	1,746	1,746
Transfer of expired share-based payments	-	(1,200)	(1,200)
Balance at 30 June 2016	(1,319)	3,884	2,565
Foreign currency translation	34		34
Share-based payments		(925)	(925)
Balance at 30 June 2017	(1,285)	2,959	1,674

	2017	2016
	$’000	$’000
Note 16. Equity - accumulated losses
Accumulated losses at the beginning of the financial year	(131,369)	(107,791)
Loss after income tax benefit for the year	(5,690)	(24,778)
Transfer from share-based payment reserve for expired options	1,311	1,200
Accumulated losses at the end of the financial year	(135,748)	(131,369)

Note 17. Equity - dividends

There were no dividends paid, recommended or declared during the current or previous financial year.

Note 18. Financial instruments

Financial risk management objectives

The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk and interest rate risk) and liquidity risk. The Group’s principal financial instruments comprise receivables, payables, cash and short-term deposits. The Group manages its exposure to key financial risks, including interest rate and currency risk in accordance with the Company financial risk management policy. The objective of the policy is to protect the assets and provide a solid return.

	2017	2016
	$’000	$’000
Financial Assets
Cash and cash equivalents	17,375	18,230
Trade and other receivables	4,406	977
Total Financial Assets	21,781	19,307

Financial Liabilities
Trade and other payables	919	833
Total Financial Liabilities	919	833

Page | 48

BENITEC BIOPHARMA LIMITED

Notes to the financial statements 30 June 2017 continued

Note 18. Financial instruments continued

Market risk

Foreign currency risk

The Group undertakes certain transactions denominated in foreign currency and is exposed to foreign currency risk through foreign exchange rate fluctuations.

Foreign exchange risk arises from future commercial transactions and recognised financial assets and financial liabilities denominated in a currency that is not the entity’s functional currency. The risk is measured using sensitivity analysis and cash flow forecasting.

At the June 30 2017 the Company held USD cash or cash equivalents of AUD$906k and trade payables and accruals of AUD$260k. Net USD exposure in AUD of $646k. Each 1 cent movement in the AUD/USD exchange rate has an +/- effect of AUD $6k on profit and net assets of the Company. Exposures to foreign exchange rates vary during the year depending on the volume of overseas transactions. None the less the analysis above is considered to be appropriate of the Group’s exposure to currency risk.

Interest rate risk

The Group generates income from interest on surplus funds. At reporting date, the Group had the following assets exposed to Australian variable interest rate risk that are not designated in cash flow hedges.

As at the reporting date, the Group had the following variable rate cash and cash equivalents outstanding:

	Weighted average interest rate	Balance	Weighted average interest rate	Balance
	%	$’000%		$’000
Cash and cash equivalents	1%	17,375	1%	18,230
Net exposure to cash flow interest rate risk		17,375		18,230

The company has forecast reducing cash balances over the coming twelve months, as a result net exposure to interest risk will diminish. An analysis by remaining contractual maturities in shown in ‘liquidity and interest rate risk management’ below.

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The maximum exposure to credit risk at the reporting date to recognised financial assets is the carrying amount, net of any provisions for impairment of those assets, as disclosed in the statement of financial position and notes to the financial statements. The Group does not hold any collateral.

Liquidity risk

Vigilant liquidity risk management requires the Group to maintain sufficient liquid assets (mainly cash and cash equivalents) to be able to pay debts as and when they become due and payable.

Page | 49

BENITEC BIOPHARMA LIMITED

Notes to the financial statements 30 June 2017 continued

Note 18. Financial instruments continued

Liquidity risk continued

The Group manages liquidity risk by maintaining adequate cash reserves and available borrowing facilities by continuously monitoring actual and forecast cash flows and matching the maturity profiles of financial assets and liabilities

Remaining contractual maturities

The following tables detail the Group’s remaining contractual maturity for its financial instrument liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the financial liabilities are required to be paid.

	Weighted average interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities
2017	%	$’000	$’000	$’000	$’000	$’000
Non-derivatives
Non-interest bearing
Trade payables	-%	174	-	-	-	174
Other payables	-%	745	-	-	-	745
Total non-derivatives		919	-	-	-	919

2016	%	$’000	$’000	$’000	$’000	$’000
Non-derivatives
Non-interest bearing
Trade payables	-%	538	-	-	-	538
Other payables	-%	295	-	-	-	295
Total non-derivatives		833	-	-	-	833

The cash flows in the maturity analysis above are not expected to occur significantly earlier than contractually disclosed above.

Fair value of financial instruments

Unless otherwise stated, the carrying amounts of financial instruments reflect their fair value.

Note 19. Key management personnel disclosures

Compensation

The aggregate compensation made to directors and other members of key management personnel of the Group is set out below:

	2017	2016
	$	$
Short-term employee benefits	1,539,777	2,048,543
Post-employment benefits	76,623	55,630
Long-term benefits	32,537	13,209
Share-based payments	418,986	1,011,851
	2,067,923	3,129,233

Page | 50

BENITEC BIOPHARMA LIMITED

Notes to the financial statements 30 June 2017 continued

Note 20. Remuneration of auditors During the financial year the following fees were paid or payable for services provided by Grant Thornton Audit Pty Ltd, the auditor of the Company:	2017	2016
	$	$
Audit services - Grant Thornton Audit Pty Ltd
Audit or review of the financial statements	214,333	178,250
Audit or review of the financial statements FY 2016	27,600	-
Other audit services
- F1 review	20,800	23,695
- F3 review	9,561	-
- S8 review	-	10,200

Other services - Grant Thornton Audit Pty Ltd
Tax compliance services	23,150	22,250
	23,150	22,250

	295,444	234,395

Note 21. Contingent liabilities and commitments

Tacere Inc. (100% owned subsidiary of entity)

On December 18, 2012, the Company announced the appointment of Synteract, Inc. as its Clinical Research Organisation responsible for the progression of TT-034 into Phase I/IIa clinical trials in the U.S. The Company has negotiated a contract with favourable commercial terms, in some instances requiring prepayment, for Synteract to continue to manage the Phase I/IIa clinical trial and the long term patient follow-up through 2016 and beyond. While the Company announced on February 20, 2016 that is was terminating the HCV program, Benitec is committed to completing the study and the company’s estimate of the cost, assuming all patients remain in the study and the follow-up continues to 2021 is a maximum of $600k. The scenario of all patients remaining in the study to 2021 is most unlikely and the actual cost is likely to be far less than the nominated contingency of $600k.

Parent entity

On July 20, 2016, the Company signed a contract with RxGen Inc. to conduct a study to evaluate the ocular tolerance of GFP expressing vector variants in non-human primates. On February 22, 2017, the Company signed a second contract with RxGen Inc. to conduct an additional evaluation of the ocular tolerance of GFP expressing vector variants in non-human primates. On June 8, 2017, the Company signed a third contract with RxGen Inc. to conduct an evaluation of the efficacy of ddRNAi vector candidates in a laser-induced choroidal neovascularization model in African green monkeys. It is estimated that $600k is outstanding under these contracts.

On December 20, 2016, the Company signed a Collaborative Research Agreement with Royal Holloway University of London to support studies in an OPMD animal model with the Company’s clinical constructs. It is estimated that $500k is outstanding under these contracts.

On May 22, 2017, the Company signed a Master Services Agreement with VGXI, Inc. to manufacture clinical supplies of BB-401 to support the planned Phase 2 clinical trial. It is estimated that $250k is outstanding under these contracts

The Company has contracted for scientific work on the therapeutic programs, as described above, and payments total approximately $2,030k. (June 30, 2016: $2,720k).

Page | 51

BENITEC BIOPHARMA LIMITED

Notes to the financial statements 30 June 2017 continued

Note 22. Commitments	2017	2016
	$’000	$’000
Lease commitments - operating
Committed at the reporting date but not recognised as liabilities, payable:
Within one year	169	126
One to five years	89	98
	258	224

Operating lease commitments includes contracted amounts for offices under non-cancellable operating leases expiring within 3 years with, in some cases, options to extend. The leases have various escalation clauses. On renewal, the terms of the leases are renegotiated.

Parent entity

Benitec Biopharma Limited is the parent entity.

Subsidiaries

Interests in subsidiaries are set out in note 25.

Key management personnel

Disclosures relating to key management personnel are set out in note 19 and the remuneration report in the directors’ report.

Note 23. Related party transactions	2017	2016
	$	$
The following transactions occurred with related parties:
Payment for other expenses:
Legal services paid / payable to Francis Abourizk Lightowlers, a law firm in which Mr Peter Francis is a partner and has a beneficial interest.	191,050	116,540
Consultancy fees for executive duties paid/payable to NewStar Ventures Ltd, a corporation in which Dr John Chiplin is a director and has a beneficial interest.	32,133	165,983

Receivable from and payable to related parties

There were no trade receivables from or trade payables to related parties at the current and previous reporting date.

Loans to/from related parties

There were no loans to or from related parties at the current and previous reporting date.

Terms and conditions

All transactions were made on normal commercial terms and conditions and at market rates.

Note 24. Parent entity information

Set out below is the supplementary information about the parent entity.	2017	2016
	$’000	$’000
Statement of profit or loss and other comprehensive income
Loss after income tax	(5,835)	(25,917)
Total comprehensive income	(5,835)	(25,917)

Page | 52

BENITEC BIOPHARMA LIMITED

Notes to the financial statements 30 June 2017 continued

Note 24. Parent entity information continued

	2017	2016
	$’000	$’000
Statement of financial position
Total current assets	21,421	18,948
Total assets	22,868	20,237

Total current liabilities	969	845
Total liabilities	1,004	863

Equity
Issued capital	155,580	147,641
Share-based payments reserve	2,959	3,884
Accumulated losses	(136,675)	(132,151)
Total equity	21,864	19,374

Guarantees entered into by the parent entity in relation to the debts of its subsidiaries

The parent entity had no guarantees in relation to the debts of its subsidiaries as at 30 June 2017 and 30 June 2016.

Contingent liabilities

The parent entity had no contingent liabilities as at 30 June 2017 (2016: nil), other than the contingent liabilities described as belonging to the parent entity in note 21.

Capital commitments - Property, plant and equipment

The parent entity had no capital commitments for property, plant and equipment as at 30 June 2017 and 30 June 2016.

Significant accounting policies

The accounting policies of the parent entity are consistent with those of the Group, as disclosed in note 1, except for the following:

●	Investments in subsidiaries are accounted for at cost, less any impairment, in the parent entity.
●	Dividends received from subsidiaries are recognised as other income by the parent entity and its receipt may be an indicator of an impairment of the investment.

Note 25. Interests in subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1:

	Principal place of business /	2017	2016
Name	Country of incorporation	%	%
Benitec Australia Limited	Australia	100.00%	100.00%
Benitec Biopharma Limited	United Kingdom	100.00%	100.00%
Benitec, Inc.	USA	100.00%	100.00%
Benitec LLC	USA	100.00%	100.00%
RNAi Therapeutics, Inc.	USA	100.00%	100.00%
Tacere Therapeutics, Inc.*	USA	100.00%	100.00%

Page | 53

BENITEC BIOPHARMA LIMITED

Notes to the financial statements 30 June 2017 continued

Note 25. Interests in subsidiaries continued

All companies in the Group adopt the same accounting policies.

* Note Tacere year end is 31 December which was the year end date when the Company was acquired.

Note 26. Events after the reporting period

No matter or circumstance has arisen since 30 June 2017 that has significantly affected, or may significantly affect the Group’s operations, the results of those operations, or the Group’s state of affairs in future financial years.

Note 27. Reconciliation of loss after income tax to net cash used in operating activities	2017 $’000	2016 $’000

Loss after income tax benefit for the year	(5,690)	(24,778)

Adjustments for:
Accrued provision Promega	18	60
Accrued R&D grant	(4,233)	-
Accrued interests	(10)	-
Loss on sale	6	-
Depreciation and amortisation	217	290
Share-based payments	386	1,746
Unrealised Foreign exchange	242	506
Issue of ordinary shares to Biomics	-	500
Impairment of prepayment	-	1,800
Change in operating assets and liabilities:
Increase/(Decrease) in trade and other receivables	814	(854)
(Decrease)/Increase in other current assets	(182)	1,178
Increase/(Decrease) in trade and other payables	106	(683)
(Decrease)/Increase in employee benefits	(3)	27
Increase/(Decrease) in provision	25	-
Net cash used in operating activities	(8,304)	(20,208)

Note 28. Earnings per share
Loss after income tax attributable to the owners of Benitec Biopharma Limited	(5,690)	(24,778)

	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	175,433,909	142,312,486
Weighted average number of ordinary shares used in calculating diluted earnings per share	175,433,909	142,312,486

	Cents	Cents
Basic earnings per share	(3.24)	(17.41)
Diluted earnings per share	(3.24)	(17.41)

Outstanding options to acquire ordinary shares are not considered dilutive for the years ended 30 June 2017 and 30 June 2016.

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BENITEC BIOPHARMA LIMITED

Notes to the financial statements 30 June 2017 continued

Note 29. Share-based payments

Benitec Biopharma Limited Employees Share Option Plan (ESOP):

Description of plan

The Group may from time to time issue employee’s options to acquire shares in the parent at a fixed price. Each option when exercised entitles the option holder to one share in the Parent Company. Options are exercisable on or before an expiry date, do not carry any voting or dividend rights and are not transferable except on death of the option holder.

The following table shows the number and weighted average exercise price (WAEP) of share options issued under the ESOP:

	2017	2017	2016	2016
	Number	WAEP	Number	WAEP
Outstanding at the beginning of the year	12,220,000	1.234	12,500,000	1.234
Granted during the year	2,200,000	0.166	6,720,000	0.77
Exercised during the year	-	-	-	-
Lapsed or forfeited during the year	(4,696,000)	1.164	(7,000,000)	1.06
Outstanding at the end of the year	9,724,000	0.832	12,220,000	1.079

Options exercisable at the end of the year	6,497,333		8,292,000

Details of ESOP share options outstanding as at end of year:

			2017	2016
		Exercise	Number	Number
Grant date	Expiry date	price	under option	Under option
26 September 2011	26 September 2016		-	2,800,000
17 November 2012 **	17 November 2017	$1.25	400,000	600,000
7 February 2012	7 February 2017	$1.25	-	156,000
6 November 2012	16 November 2017	$1.25	-	400,000
10 November 2013 *	18 May 2018	$0.62	400,000	400,000
22 August 2013 **	22 August 2018	$1.25	480,000	480,000
15 May 2014 **	15 May 2019	$1.50	180,000	180,000
17 December 2014 **	17 December 2019	$1.25	2,334,000	2,634,000
6 May 2015 **	6 May 2020	$1.25	650,000	650,000
12 November 2015*	12 November 2020	$0.77	3,080,000	3,920,000
9 August 2016**	9 August 2021	$0.1665	2,200,000	-
			9,724,000	12,220,000

The weighted average remaining life of the options issued under the ESOP at 30 June 2017 was 2 years and 10 months (2016: 2 years and 7 months).

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BENITEC BIOPHARMA LIMITED

Notes to the financial statements 30 June 2017 continued

Note 29. Share-based payments continued

For the options granted during the year, the valuation model inputs used to determine the fair value at the grant date are as follows:

Grant date	Expiry date	Share price at grant date	Exercise price	Expected * volatility	Dividend yield	Risk-free interest rate	Fair value at grant date
10/8/2016	10/8/2021	$0.115	$0.1665	91.52%	-%	2.4%	$0.0962

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were $0.386m (2016: $1.745m).

* expected volatility was determined with reference to the Benitec share price based on historical volatility.

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BENITEC BIOPHARMA LIMITED

Directors Declaration 30 June 2017

In the directors’ opinion:

●   the attached financial statements and notes comply with the Corporations Act 2001, the Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements;

●   the attached financial statements and notes comply with International Financial Reporting Standards as issued by the International Accounting Standards Board as described in note 1 to the financial statements;

●   the attached financial statements and notes give a true and fair view of the Group’s financial position as at 30 June 2017 and of its performance for the financial year ended on that date; and

●   there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

The directors have been given the declarations required by section 295A of the Corporations Act 2001.

Signed in accordance with a resolution of directors made pursuant to section 295(5)(a) of the Corporations Act 2001.

On behalf of the directors

Peter Francis
Chairman

29 August 2017

Sydney

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Level 17, 383 Kent Street
Sydney NSW 2000

Correspondence to:
Locked Bag Q800
QVB Post Office
Sydney NSW 1230

T +61 2 8297 2400
F +61 2 9299 4445
E info.nsw@au.gt.com
W www.grantthornton.com.au

Independent Auditor’s Report

to the Members of Benitec Biopharma Limited

Report on the audit of the financial report

Opinion

We have audited the financial report of Benitec Biopharma Limited (the Company) and its subsidiaries (the Group), which comprises the consolidated statement of financial position as at 30 June 2017, the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies, and the directors’ declaration.

In our opinion, the accompanying financial report of the Group, is in accordance with the Corporations Act 2001, including:

a	Giving a true and fair view of the Group’s financial position as at 30 June 2017 and of its performance for the year ended on that date; and

b	Complying with Australian Accounting Standards and the Corporations Regulations 2001.

Basis for Opinion

We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Report section of our report. We are independent of the Group in accordance with the independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Grant Thornton Audit Pty Ltd ACN 130 913 594

a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation.

Page | 58

Key Audit Matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report of the current period. These matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter	How our audit addressed the key audit matter
Recognition of R&D refundable tax offset (Note 5)

Under the research and development (R&D) tax incentive scheme, the Company receives a 43.5% refundable tax offset (2016: 45%) of eligible expenditure if its turnover is less than $20 million per annum. An R&D plan is filed with AusIndustry in the following financial year and, based on this filing, the Group receives the incentive in cash. Management performed a detailed review of the Group’s total R&D expenditure to estimate the refundable tax offset receivable under the R&D tax incentive legislation.

This area is a key audit matter due to the size of the accrual and because there is a degree of judgement and interpretation of the R&D tax legislation required by management to assess the eligibility of the R&D expenditure under the scheme.

Our procedures included, amongst others:

•     comparing the nature of the R&D expenditure included in the current year estimate to the prior year claim;

•     utilising an internal R&D expert to review the expenditure methodology employed by management for consistency with the R&D tax offset rules;

•     comparing the eligible expenditure used in the receivable calculation to the expenditure recorded in the general ledger;

•     inspecting copies of relevant correspondence with AusIndustry and the ATO related to historic claims; and

•     assessing the adequacy of the Group’s related disclosures within the financial report.

Going concern (Note 1)

The Group’s use of the going concern basis of accounting and the associated extent of uncertainty is a key audit matter due to the high level of judgment required by us in evaluating the Group’s assessment of going concern.

The Directors have determined that the use of the going concern basis of accounting is appropriate in preparing the financial report. Their assessment of going concern was based on cash flow projections. The preparation of these projections incorporated a number of assumptions and judgments, and the Directors have concluded that the range of possible outcomes considered in arriving at this judgment does not give rise to a material uncertainty casting significant doubt on the Group’s ability to continue as a going concern.

We critically assessed the levels of uncertainty, as it related to the Group’s ability to continue as a going concern, within these assumptions and judgments, focusing on the following:

• The Group’s planned levels of expenditure on research and development and clinical trials to meet current program targets and the ability of the Group to manage cash outflows within available funding.

• The nature and feasibility of planned methods the Group has to meet its financing commitments.

In assessing this key audit matter, we involved senior audit team members who understand the Group’s business, industry and the economic environment it operates in.

Our procedures included, amongst others:

•     assessing the planned levels of operating and capital expenditures for consistency of relationships and trends to the Group’s historical results, results since year end, and our understanding of the business, industry and economic conditions of the Group;

•     assessing the ability of the group to curtail expenditure as required in order to manage cash outflows within the existing levels of available funding;

•     performing sensitivity analyses on the forecast cash flows;

•     agreeing year end cash balances to third party independent confirmations received to gain comfort around the opening balances used in the cash flow forecast; and

•     assessing the adequacy of the Group’s related disclosures within the financial report.

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Information Other than the Financial Report and Auditor’s Report Thereon

The Directors are responsible for the other information. The other information comprises the information included in the Group’s annual report for the year ended 30 June 2017, but does not include the financial report and our auditor’s report thereon.

Our opinion on the financial report does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Directors for the Financial Report

The Directors of the Company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the Directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the financial report, the Directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Auditor’s Responsibilities for the Audit of the Financial Report

Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this financial report.

A further description of our responsibilities for the audit of the financial report is located at the Auditing and Assurance Standards Board website at: http://www.auasb.gov.au/auditors_responsibilities/ar1.pdf. This description forms part of our auditor’s report.

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Report on the Remuneration Report

Opinion on the Remuneration Report

We have audited the Remuneration Report included in pages 15 to 22 of the directors’ report for the year ended 30 June 2017.

In our opinion, the Remuneration Report of Benitec Biopharma Limited, for the year ended 30 June 2017, complies with section 300A of the Corporations Act 2001.

Responsibilities

The Directors of the Company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

GRANT THORNTON AUDIT PTY LTD

Chartered Accountants

L M Worsley

Partner - Audit & Assurance

Sydney, 29 August 2017

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BENITEC BIOPHARMA LIMITED

Corporate Directory 30 June 2017

Directors	Mr Peter Francis - Non-Executive Chairman
Dr Jerel A Banks - Non-Executive Director
Ms Megan Boston - Non-Executive Director
Mr Kevin Buchi - Non-Executive Director
Dr John Chiplin - Non-Executive Director

CEO	Mr Greg West

Company Secretary	Mr Greg West

Notice of annual general meeting	The details of the annual general meeting of Benitec Biopharma Limited are:
Level 17
383 Kent Street
Sydney, NSW 2000
Wednesday 8 November 2017 at 10:00 am (AEST)

Registered office	Suite 1201
99 Mount Street
North Sydney, NSW 2060
Head office telephone: +61 2 9555 6986

Share register	Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
Abbotsford, VIC 3067
Shareholders Enquiries: 1300 787 272

Auditor	Grant Thornton Audit Pty Ltd
Level 17
383 Kent Street
Sydney, NSW 2000

Bankers	Westpac Banking Corporation
274 Darling Street
Balmain, NSW 2041

Stock exchange listing	Benitec Biopharma Limited shares are listed on the Australian Securities Exchange in Australia (ASX: BLT)
Benitec Biopharma Limited shares are listed on the NASDAQ Global Select Market in United States (NASDAQ: BNTC; NASDAQ: BNTCW)

Website	www.benitec.com

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BENITEC BIOPHARMA LIMITED

Shareholder information 30 June 2017

The shareholder information set out below was applicable as at 31st July 2017.

Distribution of equitable securities

Analysis of number of equitable security holders by size of holding:

Number of holders
of ordinary shares
1 to 1,000	815
1,001 to 5,000	1,263
5,001 to 10,000	522
10,001 to 100,000	917
100,001 and over	171
Total Shareholders	3,688

Holding less than a marketable parcel	1,692

Equity security holders

Twenty largest quoted equity security holders

The names of the twenty largest security holders of quoted equity securities are listed below:

	Ordinary	% of total
	Shares held	shares issued
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	35,879,481	17.49
MERRILL LYNCH (AUSTRALIA) NOMINEES PTY LIMITED	30,544,062	14.89
NANT CAPITAL LLC	29,305,819	14.29
J P MORGAN NOMINEES AUSTRALIA LIMITED	12,437,667	6.06
DALIT PTY LTD	5,339,848	2.60
CITICORP NOMINEES PTY LIMITED	4,114,448	2.01
LONCETA PTY LTD <HANCOCK SUPER FUND A/C>	2,000,000	0.97
CSIRO	1,924,658	0.94
MRS ALANKARAGE SRIYANI KARUNASENA	1,510,000	0.74
MJGD NOMINEES PTY LTD	1,465,860	0.71
DR RUSSELL KAY HANCOCK	1,000,000	0.49
TELOSAMA SUPER PTY LTD <TELOSAMA SUPERFUND A/C>	1,000,000	0.49
BNP PARIBAS NOMINEES PTY LTD <IB AU NOMS RETAILCLIENT DRP>	919,359	0.45
MR PAUL LEONARD GRIMSHAW + MR DAYNE PAUL GRIMSHAW <PAUL GRIMSHAW FAMILY SUPER FUN>	893,657	0.44
TIGCORP NOMINEES PTY LTD	872,892	0.43
J KEVIN BUCHI	861,539	0.42
SAO HOLDINGS PTY LTD <SAO SUPER FUND A/C>	798,182	0.39
TRIUMPH HOLDINGS (WA) PTY LTD <CAMACHO FAMILY A/C>	743,600	0.36
DR WARNAKULASOORIYA KARUNASENA + MRS ALANKARAGE KARUNASENA <DR W & MRS A KARUNASENA A/C>	650,000	0.32
MR GORDON LONGLAND + MS THERESE RUFI <WAHROONGA SUPER FUND A/C>	642,719	0.31
	132,903,791	64.79

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BENITEC BIOPHARMA LIMITED

Shareholder information 30 June 2017

Unquoted equity securities

		Exercise		Number
Grant date	Expiry date	price		under option
16 November 2012 **	16 November 2017		$1.250	400,000
10 November 2013 *	18 May 2018		$0.620	400,000
22 August 2013 **	22 August 2018		$1.250	480,000
28 February 2014 ***	28 February 2019		$1.260	13,246,203
15 May 2014 **	15 May 2019		$1.500	180,000
17 December 2014 **	17 December 2019		$1.250	2,334,000
6 May 2015 **	6 May 2020		$1.250	650,000
20 August 2015 ****	21 August 2020	$USD	0.275	11,498,000
12 November 2015*	12 November 2020		$0.77	3,080,000
9 August 2016**	9 August 2021		$0.1665	2,200,000
17 August 2017**	16 August 2022		$0.196	9,450,000
				43,918,203

Substantial holders

Substantial holders in the Company are set out below:

		% of total
	Ordinary	shares
	Shares held	issued

Nant Capital LLC	58,611,638	28.57

Voting rights

The voting rights attached to ordinary shares are set out below:

Ordinary shares

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

There are no other classes of equity securities.

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